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TECHNICAL REPORT ON THE CMBNW PROPERTY, LABRADOR, CANADA.
PREPARED FOR CROSSHAIR EXPLORATION & MINING CORP. AND SILVER SPRUCE RESOURCES INC.
Report for NI 43-101

Authors:
David A. Ross, M.Sc., P.Geo.

June 22, 2009

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology	7-4
Property Geology	7-4
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14 DATA VERIFICATION	14-1
Independent Analysis of Drill Core	14-1
Quality Control and Quality Assurance	14-2
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
General Statement	17-1
Resource Database and Validation	17-2
Cut-off Grade	17-3
Geological Interpretation and 3D Solids	17-4
Statistical Analysis	17-8
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 ADDITIONAL REQUIREMENTS	19-1

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20 Interpretation and Conclusions	20-1
21 RECOMMENDATIONS	21-1
22 REFERENCES	22-1
23 SIGNATURE PAGE	23-1
24 CERTIFICATE OF QUALIFICATIONS	24-1
25 APPENDIX 1	25-1
Variograpy Results	25-1

LIST OF TABLES

PAGE

Table 1-1 Two Time Zone Mineral Resources as of June 2009	1-6
Table 4-1 List of Claims, CMBNW Property	4-2
Table 11-1 Significant Drill Hole Intersections	11-3
Table 14-1 Independent Analysis of Drill Core	14-2
Table 17-1 Mineral Resources as of June 2009	17-2
Table 17-2 Gemcom Database Records Primary Data	17-3
Table 17-3 Descriptive Statistics of U3O8 (%) Values	17-9
Table 17-4 Descriptive Statistics of Cut U3O8 (%) Values	17-12
Table 17-5 Descriptive Statistics of Composites	17-15
Table 17-6 Bulk Density Measurements	17-16
Table 17-7 Search Strategy and Kriging Parameters	17-19
Table 17-8 Mineral Resources by Lens as of June 2009	17-27
Table 17-9 Mineral Resources by Incremental Cut-off, June 2009	17-28
Table 20-1 Recommended Budget	21-2

LIST OF FIGURES

PAGE

Figure 4-1 Location Map	4-4
Figure 4-2 Property Map	4-5
Figure 7-1 Tectonostratigraphic Subdivisions of Labrador	7-2
Figure 7-2 Regional Geology	7-3
Figure 7-3 Local Geology	7-7
Figure 14-1 Scatter Plot of Pulp Duplicates	14-3
Figure 14-2 Scatter Plot of ICP-MS versus DNC Analysis	14-4

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page ii

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Figure 14-3 Thompson and Howarth Plot of ICP-MS versus DNC	14-4
Figure 17-1 3D Isometric View of Two Time Wireframe Models	17-6
Figure 17-2 3D Isometric View of Two Time Wireframes	17-7
Figure 17-3 Dot Histogram by Lens ID	17-10
Figure 17-4 Dot Histogram by Texture	17-10
Figure 17-5 Histogram of Resource U3O8 Values	17-12
Figure 17-6 Dot Histogram of Sample Lengths by Hole-ID	17-14
Figure 17-7 Probability Plot of Composite Lengths	17-14
Figure 17-8 Box and Whisker Plot of SG by Lens	17-17
Figure 17-9 Histogram of SG Values	17-17
Figure 17-10 Vertical Section 10,650N	17-21
Figure 17-11 Vertical Section 10,850N	17-22
Figure 17-12 Level Plan 125 Ele.	17-23
Figure 17-13 Level Plan 200 Ele.	17-24
Figure 17-14 3D Isometric View Showing the Classification of Lens D103	17-26
Figure 18-1 Map of Inuit Lands	18-4

LIST OF APPENDIX FIGURES & TABLES

PAGE

Figure 25-1 Downhole Variogram	25-1
Figure 25-2 Down Plunge Variogram	25-2
Figure 25-3 Across Strike Variogram	25-2

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page iii

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1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Stewart Wallis, President of Crosshair Exploration & Mining Corp. (Crosshair) on behalf of the Crosshair - Silver Spruce Resources Inc. (Silver Spruce) Joint Venture, to update the independent Technical Report on the CMBNW Property, Labrador.  David Ross, P.Geo., Senior Geologist with Scott Wilson RPA and an independent Qualified Person (QP), visited the property in October 2007, prepared the initial Mineral Resource estimate for the Two Time Zone in early 2008, and a supporting NI 43-101 Technical Report dated June 12, 2008.  On July 30, 2008, Crosshair acquired Universal Uranium Ltd.’s (UUL) 60% ownership in the CMBNW Property requiring Crosshair to file a current technical report on the property.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  Most technical information and conclusions, including the resource estimate, have not changed since the June 12, 2008 Technical Report.  This updated report reflects Crosshair’s involvement since July, 2008.  There have been a few minor changes to the claim numbers, but overall claim boundary remains mostly the same.  The recommended budget has also been modified.

Although the Joint Venture consists of a number of non-contiguous properties, this report discusses only the CMBNW Property, and is focused on the Two Time Zone which is located within the CMBNW Property.

INTERPRETATIONS AND CONCLUSIONS

The Two Time Zone, discovered by Silver Spruce, represents a significant new discovery located within the Central Mineral Belt (CMB), Labrador.  The zone is characterized by wide intersections of low-grade breccia-hosted uranium mineralization within granitoid plutonic rocks of the late-Archean Kanairiktok Intrusive Suite.  These

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 1-1

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rocks were not previously known to host significant uranium mineralization.  The Two Time Zone adds to the already diverse styles of uranium mineralization found within the CMB.

Scott Wilson RPA prepared an initial Mineral Resource estimate for the Two Time Zone using drill hole data available as of February 4, 2008.  At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8 containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8 containing 3.73 million pounds U3O8.  The Two Time Zone remains open at depth and to the south.  There has been no additional drilling at the Two Time Zone since February, 2008, and therefore the resource estimate remains current to June 22, 2009.

Regional exploration has identified numerous additional prospects for follow-up work.  The most promising prospects identified to date occur along a six kilometre long northwest-southeast trending lineament.  Also, radiometric and geochemical anomalies identified to the north of the Kanairiktok River, have received limited to no investigation.

The CMBNW Property, including the Two Time Zone, lies outside the Labrador Inuit Lands, which are affected by the Nunatsiavut Government's three-year moratorium on development and production of uranium projects.

RECOMMENDATIONS

A budget of two million dollars for drilling and related work is recommended.  Drilling should focus to expand the Two Time Zone at depth and down-plunge to the south.  Scott Wilson RPA also recommends either several surface trenches or shallow holes located up-dip from D101, D102, and D106.

Other recommendations include:

•	Mineralogical test work should be commenced as well as metallurgical test work to establish parameters such as preliminary uranium recoveries and one

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or more process flowsheets. Fully representative samples should be used for the test work.

•
The QA/QC system should be expanded to include standards, blanks, and coarse duplicates samples.  A database of QA results should also be developed and used to identify lab failures and in-turn trigger re-analysis.

•
The accuracy and precision of the density measurement system should be evaluated and monitored by making replicates and outside checks.  Furthermore, as new zones are discovered, additional density measurements should be collected.

•
The wireframe model could be improved with a semi-quantitative metric identifying the degree of brecciation.  Some of the required information is available in logs but these data must be reviewed and edited for consistency.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The CMBNW Property is located 150 kilometres northwest of Goose Bay and 95 kilometres southwest of Postville, central Labrador, on National Topographic System (NTS) map sheets 13K/ 6, 10 and 11.  The centre of the property is located at approximately 6,048,000 North and 618,000 East, Universal Transverse Mercator (UTM) Zone 20.  The claims are administered by the Department of Natural Resources in St. John’s, Newfoundland and lie within the Electoral District of the Torngat Mountains.

LAND TENURE

The CMBNW Property comprises 14 licences containing 1,858 contiguous claims covering an area of 46,450 ha.  Original staking of part of the current property was conducted by 10565 Nfld. Inc.  These claims were transferred to Silver Spruce in November 2005.

A joint venture for a group of CMB properties, including the CMBNW Property, was signed with UUL in the spring of 2006 whereby UUL agreed to spend two million dollars on exploration and development over a period of three years to acquire 60% interest in the properties.  The option agreement obligations and conditions were met by UUL and in

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March 2007 they earned a 60% interest.  As of July 30, 2008, Crosshair had acquired all of UUL’s 60% interest in the property and became operator of the Joint Venture.

SITE INFRASTRUCTURE

There is no infrastructure on the property other than the 50 man, temporary, Main Camp on the Kanairiktok River constructed by Silver Spruce.

HISTORY

The first uranium mineralization discovered in Labrador was at Makkovik in 1954.  Known as the Central Mineral Belt of Labrador, this area was heavily prospected for the next 25 years which led to the discovery of the Kitts, Michelin, and Moran Lake uranium deposits, and many smaller prospects and showings.  In the late 1970’s planned commercial production of the Kitts and Michelin deposits failed to proceed due to declining uranium prices.

In 2005, uranium exploration gained strength with the rise of uranium prices and led to the expansion of resources on the Michelin and Moran Lake deposits along with the discovery of several new deposits and showings, including the Two Time Zone.

GEOLOGY AND MINERALIZATION

The CMBNW Property lies within the Hopedale Block of the Nain tectonostratigraphic province near its junction with three other tectonostratigraphic provinces.  The Archean-age rocks underlying the Hopedale Block consist of gneissic and schistose rocks of the Maggo Gneiss/Weekes Amphibolite complex and non-foliated to strongly foliated granitoid rocks of the Kanairiktok Intrusive Suite (KIS).  These units are intruded by diabase dykes as well as numerous undeformed pegmatite dykes.

Six major supracrustal sequences occur within the CMB.  From the oldest to youngest, these are: the Moran Lake and Upper and Lower Aillik Groups, occupying the central and eastern parts of the belt, respectively; the Bruce River Group dominating the central part of the belt; and the Letitia Lake and Seal Lake Groups, occupying the

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western portion of the belt.  These supracrustal sequences have, collectively, undergone several episodes of deformation interspersed with, and/or concomitant with, periods of deposition.

During the 2007 field season, geological mapping was restricted to three areas covering portions of the south-central and southeastern parts of the CMBNW Property.  These areas are underlain mainly by granitoid rocks of the KIS.

The Two Time Zone is located within brecciated and fractured granitic to dioritic plutonic rocks of the KIS.  Uranium mineralization is breccia-hosted and occurs within an extensive zone of hematite, chlorite and carbonate alteration.  The matrix of the breccia is dark grey to black in colour and composed of very-fine grained hematite and chlorite with variable amounts of carbonate.  Clast size varies extensively within the system, from decimetre size in megabreccia to millimetre size in microbreccia.  The best uranium grades occur in microbreccia.

The Two Time Zone is a series of moderately to steeply dipping tabular lenses.  Collectively, the lenses form a zone the measures approximately 500 metres in length, 300 metres down dip and varies from four metres to 30 metres in thickness.  It strikes 345º and has an overall plunge of 30º to 40º to the south.

MINERAL RESOURCES

Scott Wilson RPA prepared the initial Mineral Resource estimate for the Two Time Zone using drill hole data available as of February 4, 2008.  This includes drilling up to and including hole CMB-07-41.  The Two Time Zone drill hole database includes 44 diamond core holes totalling 11,196 m and five surface trenches.  The resource estimate remains current as of June 22, 2009.

A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models at a cut-off grade of 0.03% U3O8 and a minimum true thickness of four metres.  These criteria reflect a potential underground bulk-mining scenario.  High U3O8

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grades were cut to 0.3% U3O8 prior to compositing to two metres.  Variogram parameters were interpreted from composited values and block model U3O8 grades within the wireframe models were estimated by ordinary kriging.  Classification into the Indicated and Inferred categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.

The Mineral Resources are contained within eight zones, D101 though D108 (Table 1-1).  At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8 containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8 containing 3.73 million pounds U3O8.

TABLE 1-1 TWO TIME ZONE MINERAL RESOURCES AS OF JUNE 2009
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

INDICATED MINERAL RESOURCES
	Tonnage	Grade	Contained Metal
LENS	(tonnes x1,000)	(% U3O8)	(lbs U3O8 x1,000)
D103	1,010	0.070	1,560
D101	500	0.039	430
D102	310	0.049	340
TOTAL	1,820	0.058	2,330

INFERRED MINERAL RESOURCES
	Tonnage	Grade	Contained Metal
LENS	(tonnes x1,000)	(% U3O8)	(lbs U3O8 x1,000)
D103	1,090	0.062	1,480
D104	180	0.035	140
D105	1,160	0.049	1,240
D106	120	0.045	120
D107	120	0.041	110
D108	490	0.058	640
TOTAL	3,160	0.053	3,730

Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	The cut-off grade of 0.03% U3O8 was estimated using a U3O8 price of US$65/lb and assumed operating costs.
3.	Grade-shell wireframes at 0.03% U3O8 and a minimum true thickness of four metres were used to constrain the grade interpolation.
4.	High U3O8 grades were cut to 0.3% prior to compositing to two metre lengths.
5.	Several blocks less than 0.03% U3O8 were included for continuity or to expand the lenses to the four metre minimum true thickness.

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2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Stewart Wallis, President of Crosshair Exploration & Mining Corp. (Crosshair) on behalf of the Crosshair - Silver Spruce Resources Inc. (Silver Spruce) Joint Venture, to update the independent Technical Report on the CMBNW Property, Labrador.  David Ross, P.Geo., Senior Geologist with Scott Wilson RPA and an independent Qualified Person (QP), visited the property in October 2007, prepared the initial Mineral Resource estimate for the Two Time Zone in early 2008, and a supporting NI 43-101 Technical Report dated June 12, 2008.  On July 30, 2008, Crosshair acquired Universal Uranium Ltd.’s (UUL) 60% ownership in the CMBNW Property.  Silver Spruce’s holds the remaining 40% interest.

This updated Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  The technical information, including the resource estimate, has not changed since the June 12, 2008 Technical Report.  This updated report reflects Crosshair’s involvement since July, 2008.  There have been a few minor changes to the claim numbers, but overall claim boundary remains mostly the same.  The recommended budget has also been modified.

Although the Joint Venture consists of a number of non-contiguous properties, this report discusses only the CMBNW Property, and is focused on the Two Time Zone which is located within the CMBNW Property.

Crosshair is a publicly held junior exploration and development company whose shares trade on the Toronto and New York Stock Exchanges.  Crosshair is focused on uranium in both Canada and the U.S.A., and also has a number of gold and volcanic-hosted massive sulphide projects in Newfoundland.  Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt (CMB) of Labrador, Canada.

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    Silver Spruce is a publicly held Canadian junior exploration company whose shares trade on the Toronto Venture Exchange.  It has been historically focused on uranium, and is one of the largest landholders in the CMB.  Silver Spruce is also involved in projects in central Newfoundland and Mexico.

SOURCES OF INFORMATION

David Ross, M.Sc., P.Geo., Senior Geologist with Scott Wilson RPA, visited the property and Kanairiktok camp, including the core shack and core storage area, from October 9 to 12, 2007, to review data and to examine outcrops and diamond drill core.

During the site visit and preparation of this report, discussions were held with the following Silver Spruce and Crosshair personnel.
• Lloyd Hillier	Director, Chairman, President & CEO,
Silver Spruce
• Peter Dimmell, P.Geo.	Director, Vice President Exploration,
Silver Spruce
• Guy MacGillivray, P.Geo.	Senior Geologist, Silver Spruce
• Stewart Wallis, P.Geo.	President, Crosshair

The documentation reviewed and other sources of information are listed at the end of this report in Section 22 References.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 2-2

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 2-3

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for Crosshair and Silver Spruce.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to Scott Wilson RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Silver Spruce and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Crosshair.  Scott Wilson RPA has not researched property title or mineral rights for the CMBNW Property and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on Silver Spruce and Crosshair for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the CMBNW Property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The CMBNW Property is located 150 kilometres northwest of Goose Bay and 95 kilometres southwest of Postville, Labrador, on NTS map sheets 13K/ 6, 10 and 11.  The centre of the property is located at approximately 6,048,000m North and 618,000m East, UTM Zone 20.  The claims are administered by the Department of Natural Resources in St. John’s, Newfoundland and lie within the Electoral District of Torngat Mountains.  The location of the CMBNW Property is shown in Figure 4-1.

LAND TENURE

The CMBNW Property comprises 14 licences containing 1,858 contiguous claims covering an area of 46,450 ha (Table 4-1).  The property is located on Crown Land and wholly within the Innu Nation Land Claims Area, which overlaps portions of the Labrador Inuit Settlement Area and Labrador Inuit Lands as set out in the Labrador Inuit Land Claims Agreement.  See Section 18, Other Relevant Data and Information, for further information..

In Newfoundland and Labrador, permits to conduct exploration work on Crown Land are obtained from the Department of Natural Resources in St John’s.  Under the Newfoundland Mining Regulations, the claims are map-staked and not surveyed.  Each claim consists of 500 square metres bounded by one corner of a UTM grid square which defines the location.  To maintain the claim in good standing, a minimum amount of annual assessment work must be completed on each claim.  This amount varies from $200 in the first year, increasing in $50 increments to $400 in the fifth year, $600 per year for years six to ten, $900 per year for years 11 to 15 and $1,200 per year for years 16 to 20.  Renewal fees of $25 per claim are required at year five, $50 per claim in year ten, and $100 per claim at year 15.  Excess assessment work can be carried forward for a maximum of nine years.  Providing at least three years of assessment work has been completed, the claims holder may apply for a mining lease at any time.  At that time, a legal survey must be completed.  The annual rental for a mining lease is $80 per hectare.

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Table 4-1   List of Claims, CMBNW Property

Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

Licence	Claims	Hectares	Issuance Date	Renewal Date	NTS AREA
11521M	134	3,350	30/12/2005	30/12/2010	13K/06,10,11
11560M	60	1,500	16/01/2006	16/01/2011	13K/10,11
11648M	242	6,050	02/02/2006	02/02/2011	13K/10,11
11649M	57	1,425	02/02/2006	02/02/2011	13K/11
12538M	150	3,750	28/09/2006	28/09/2011	13K/11
12539M	150	3,750	28/09/2006	28/09/2011	13K/11
12601M	50	1,250	11/10/2006	11/10/2011	13K/11
16058M	34	850	05/04/2007	05/04/2012	13K/10,11
13294M	200	5,000	05/04/2007	05/04/2012	13K/06,11
13295M	200	5,000	05/04/2007	05/04/2012	13K/06,11
15868M	155	3,875	09/10/2006	09/10/2011	13K/11
15869M	160	4,000	09/10/2006	09/10/2011	13K/11
15872M	183	4,575	10/10/2005	10/10/2010	13K/11
15873M	83	2,075	26/09/2005	26/09/2010	13K/11
Total	1,858	46,450

Original staking of part of the current property was conducted by 10565 Nfld. Inc.  These claims were transferred to Silver Spruce in November 2005.  Silver Spruce continued staking until July 2007 when they acquired the entire CMBNW Property.  Since the date of the last Technical Report, June 2008, several individual claims have been regrouped into new licences.  The location of the outer claim boundary remains mostly the same.

A joint venture for a group of CMB properties, including the CMBNW Property, was signed with UUL in the spring of 2006 whereby UUL agreed to spend two million dollars on exploration and development over a period of three years to acquire 60% interest in the properties.  The option agreement obligations and conditions were met by UUL and in March 2007 they earned their 60% interest.

As of July 30, 2008, Crosshair acquired all of UUL’s 60% interest in the CMB properties.  As consideration, Crosshair paid to UUL C$500,000 and issued 10,000,000 common shares and 7,500,000 warrants.  UUL retains a 2% net smelter return royalty on

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its 60% interest in the property, 0.5% of which may be purchased by Crosshair for C$1,000,000.

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FIGURE 4-1   LOCATION MAP

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FIGURE 4-2   PROPERTY MAP

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The CMBNW Property is located 150 kilometres northwest of Goose Bay and 95 kilometres southwest of the coastal community of Postville, Labrador in the Snegamook Lake area.  Helicopter and fixed wing, float or ski-equipped aircraft out of Goose Bay are the most efficient means of access to the property.  There is also a 550 metre long “bush type” airstrip, with no amenities, located on a raised bank south of the Kanairiktok River, eight kilometres east of the Silver Spruce’s Kanairiktok Camp.  There is no road connecting the campsite to the airstrip, and as such, a helicopter is required to sling material to and from the campsite.   In winter a skidoo trail provides access to the airstrip if required.

CLIMATE

The Snegamook Lake area has a sub-Arctic climate with short, cool summers and long, cold winters.  Snow cover lasts for six to eight months.  Freeze-up begins in late October and the lakes become ice-free in mid-June.  Temperature ranges can be extreme from minus 30°C in winter to greater than 28°C in the summer.  Lengthy periods of fog and/or rain can be experienced during the summer exploration season.

LOCAL RESOURCES

During the ice-free season, coastal boats are available to convey goods and passengers from Goose Bay to Postville and Makkovik.  Most of the necessary goods and services, including charter aircraft and helicopters, can be obtained in Goose Bay which has commercial airline connections to St John’s, Halifax and Montreal.

Unskilled workers are available from Goose Bay and from nearby coastal communities, and the recent increase in mineral exploration in Labrador has led to more

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trained people, especially prospectors, being available.  Technically skilled people may also be available from Labrador City.

INFRASTRUCTURE

The CMBNW Property is in a remote area with no available infrastructure at present.  Work completed on the property to date is done out of a temporary 50 man camp established by Silver Spruce on the Kanairiktok River.  There are no transmission lines on or near the property.  Diesel generators supply power for the camp.  The closest power grids and roads are located in Northwest River, 100 kilometres to the south of the property.  The closest deep-water port is at Postville, approximately 95 kilometres to the northeast.

Water is available from the rivers, ponds and lakes in the area.  The Provincial Government requires that a permit be obtained for the pumping and discharge of water on the property.  These permits are issued from the Department of Natural Resources in St John’s.

PHYSIOGRAPHY

The topography of the CMBNW Property and surrounding area consists of rolling hills with maximum relief approaching 300 metres.  Bedrock outcrops are common on the hilltops which are partly barren.  The slopes and valleys are covered in vegetation of mostly scrubby black spruce and lesser deciduous trees with a thick intervening growth of alders.  Almost everywhere, there is a thick ground cover of moss.  The valleys can be steep sided and are often host to boggy ground with small ponds or lakes.  Intermittent swamps are found on the property and most drain north to the river.  The Kanairiktok River occupies a prominent valley which trends east-northeast.  This area was affected by the Pleistocene Wisconsin glaciation with ice directions to the east and northeast.  The most prominent glacial feature is that of a large sandy terrace on both sides of the Kanairiktok River.

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6 HISTORY

The first uranium mineralization discovered in Labrador was at Makkovik in 1954.  Known as the Central Mineral Belt of Labrador, this area was heavily prospected for the next 25 years which led to the discovery of the Kitts, Michelin, and Moran Lake uranium deposits, and many smaller prospects and showings.  In the late 1970’s, planned commercial production of the Kitts and Michelin deposits failed to proceed due to declining uranium prices.

In 2005, uranium exploration gained strength with the rise of uranium prices and led to the expansion of resources on Michelin and Moran Lake deposits and the discovery of several new deposits and showings, including the Two Time Zone.

Other than the concessions granted to the various exploration companies in the mid 1940’s to the mid 1980’s, the CMBNW Property was first claim-staked in September 2005 by 10565 Nfld Inc., a company exploring for uranium.  The claims were transferred to Silver Spruce in November 2005.  Silver Spruce continued staking in the area until July 2007, by which time they had acquired the entire CMBNW Property of 1,920 contiguous claims on 19 licences, plus other properties throughout the CMB.  UUL earned a 60% interested in the CMBNW Property as part of a joint venture signed in the spring of 2006.  As of July 30, 2008, Crosshair had acquired all of UUL’s 60% interest in the property and became operator of the Joint Venture.

Silver Spruce began work on the CMBNW Property in early 2006 and has continued to date.  Descriptions of the methods and results are discussed under the appropriate Sections of this report.

There are no historical resources or reserves on the CMBNW Property and no past production from the property.

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7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The CMBNW Property lies near the junction of four tectonostratigraphic provinces in the Central Mineral Belt (CMB) of central Labrador (Figures 7-1 and 7-2).  These include the Nain Province (3800-2500 Ma) which is bounded by the Churchill Province (2780-1740 Ma) to the west, the Grenville Province (2700-950 Ma) to the south, and the Makkovik Sub-Province (2800-1800 Ma) to the southeast (Ryan, 1984).  The property lies within the “Hopedale Block” which is the southern extension of the Nain Province that has been geologically and geographically separated from its northern counterpart by Elsonian-age anorthosite to granitic intrusives, and where Archean basement rocks are devoid, for the most part, of Proterozoic cover sequences such as occurring extensively throughout the adjacent Makkovik Sub-Province (Ryan, 1984).

The CMB is an east-northeast trending belt of sedimentary, volcanic and plutonic rocks, extending from inland to coastal Labrador that hosts hundreds of base metal and uranium showings, prospects and deposits.  Along the northern fringe area of the CMB, volcanosedimentary sequences are in faulted contact with, and/or uncomformably overlie, Archean gneisses and intrusives of the Nain Province.  To the south, the CMB is bordered by the Trans Labrador Granitoid Belt (TLGB) which intrudes the older sequences of the belt.  Six major supracrustal sequences occur within the CMB. From the oldest to youngest, these are:  the Moran Lake and Upper and Lower Aillik Groups, occupying the central and eastern parts of the belt, respectively; the Bruce River Group dominating the central part of the belt; and the Letitia Lake and Seal Lake Groups, occupying the western portion of the belt. These supracrustal sequences have, collectively, undergone several episodes of deformation interspersed with, and/or concomitant with, periods of deposition.  The Lower Aillik and Moran Lake Groups were strongly affected by periods of movement associated with the Makkovikian (Hudsonian) Orogeny.  The younger supracrustal sequences of the CMB record moderate to strong deformation associated with the Grenvillian Orogeny.

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FIGURE 7-1   TECTONOSTRATIGRAPHIC SUBDIVISIONS OF LABRADOR

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FIGURE 7-2   REGIONAL GEOLOGY

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LOCAL GEOLOGY

Based on the regional mapping by Ryan (1984) and Ermanovics (1993), the CMBNW Property is underlain mainly by regionally extensive Archean-age gneiss and intrusive rocks belonging to the Maggo Gneiss/Weekes Amphibolite and the Kanairiktok Intrusive Suite (KIS) which comprise the southern portion of the Hopedale Block.  These units are intruded by scattered diabase dykes as well as numerous undeformed pegmatite dykes. The northwestern and southwestern portions of the CMBNW Property are underlain, respectively, by granitoid intrusives of the Harp Lake Intrusive Suite and volcanosedimentary rocks of the Seal Lake Group.

PROPERTY GEOLOGY

During the 2007 field season, geological mapping was restricted to three areas covering portions of the south central and southeastern parts of the CMBNW Property.  These areas are underlain mainly by granitoid rocks of the KIS.  As noted by Ryan (1984), the KIS, in general, consists largely of massive, non-foliated to strongly foliated leucocratic tonalite to melanocratic granodiorite.  These rocks underlie much of the CMBNW Property area, however, granitic and dioritic compositions predominate in some areas and show common variations to microgranitic and microdioritic phases.

Within the most northerly mapped area, foliation and local gneissosity fabrics vary from a northeast to north-northeast trend, with easterly to southeasterly dips of 70º to 80º.  Local variations include vertical to steep northwesterly dips.  Minor, shallow dipping, banded, gneissic fabrics were noted locally, indicating recumbent fold structures.  Within the southern part of the mapped area, foliation fabrics vary mainly from north-northwest to north-northeast with mainly vertical to easterly (70º-80º) dips.

Compositional variations from granite to granodiorite and diorite are commonly closely spaced and, thus, are not believed to entirely reflect primary intrusive phases as such, but rather, compositional banding related to metamorphic segregation.  Leucocratic, quartz and/or feldspar rich phases are common, which are believed, in many cases, to

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represent deformed migmatitic leucosome material.  At several localities, gneissic units are seen to host disaggregated (attenuated and boudinaged) amphibolitic lenses representing early mafic dykes.  Numerous undeformed pegmatite dykes and occasional diabasic to microgabbroic dykes, ranging from a few centimetres to several metres in width, intrude the rocks described above.  The pegmatite dykes are believed to be related, in part, to Proterozoic intrusions in the CMB (Ermanovics, 1993).  Pervasive microbreccia texture, evidenced by fractured and crushed grains of quartz and feldspar which weather out in relief relative to abundant interstitial chlorite, is common on the property.  Bedrock exposures commonly lack a well-defined foliation due to the disruption of the early foliation fabric by a later and more brittle deformation event. Much of the KIS has undergone multiphase deformation relating to the Archean-age Fiordian  event.  The Proterozoic Makkovikian orogeny may also account for much of this deformation given the fact that the property lies close to the Makkovik Subprovince.  Such events are probably responsible for the numerous fault lineaments present throughout the property and surrounding area.  Under the present exploration program, these structures have been found to represent an important host or loci for significant hydrothermal-related hematite-uranium mineralization.

The uranium-bearing pegmatites hosted within the KIS are undeformed and therefore post-date deformation.  They exhibit a random distribution with apparently no affinity for pre-existing structural fabrics.  The pegmatite dykes are generally radioactive giving scintillometer readings ranging from 200 counts per second (cps) to off-scale (greater than 9,999 cps).  For the most part, the more highly radioactive zones tend to be rather patchy and restricted.

The most significant mineralization on the CMBNW Property are structurally-controlled uranium deposits including the Two Time Zone, the Firestone prospect and the Newport, Ford and Doucette showings.  These mineralized zones consist of intensely hematized and sodium-metasomatized granitoid intrusive/gneissic rocks characterized by fractures and/or brecciated zones developed within several faults cross-cutting the property.

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Within the southwestern and eastern end sections of the property, the Archean basement rocks are unconformably overlain by volcano-sedimentary rocks of the Seal Lake and Moran Lake Groups, respectively.  In the property area, the Seal Lake Group consists mainly of mafic volcanic rocks, red argillite and limestone.  Rocks of the Moran Lake Group are represented by a fault-bounded outlier consisting of siltstone, sandstone and black argillite.

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FIGURE 7-3   LOCAL GEOLOGY

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8 DEPOSIT TYPES

Sparkes and Kerr (2008) provide an overview of the diverse styles of uranium mineralization in the CMB.  These include syngenetic mineralization in the form of uraniferous pegmatites, aplites, and felsic volcanic rocks, and epigenetic mineralization in the form of breccia-hosted mineralization associated with iron metasomatism, and V, Cu and Ag enrichment.  Sparkes and Kerr (2008) suggest the latter may be akin to Iron Oxide Copper-Gold environments (IOCG).  IOCG deposits are characterized by large amounts of hydrothermally precipitated iron oxide with associated copper-iron sulphides and gold.  These deposits can be associated with intra-continental anorogenic magmatism and are localized along high to low-angle faults which are generally splays from major crustal-scale faults.  Some deposits within the CMB, including the Two Time Zone, may be a uranium rich end-member of this deposit class.  This is the main exploration target on the CMBNW Property.

The Two Time Zone occurs within a wide zone of brecciated and fractured granitic to dioritic plutonic rocks of the late Archean-age KIS.  Uranium mineralization is breccia-hosted with associated with pervasive hematite, chlorite, and carbonate alteration.

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9 MINERALIZATION

The Two Time Zone is hosted within brecciated and fractured granitic to dioritic plutonic rocks of the late Archean-age KIS.  Uranium mineralization is breccia-hosted and occurs within a zone of hematite, chlorite and carbonate alteration.  The matrix of the breccia is dark grey to black and is composed of very-fine grained hematite and chlorite with variable amounts of carbonate.  Clast size varies from decimetre size in megabreccia to millimetre size in microbreccia.  The best uranium grades occur in microbreccia.

The Two Time Zone is a series of moderately to steeply dipping tabular lenses.  Collectively, the lenses form a zone that measures approximately 500 metres in length, 300 metres down dip and varies from four metres to 30 metres in thickness.  It strikes 345º and has an overall plunge of 30º to 40º to the south.

Mineralized material displays little remnant primary texture as deformational milling has reduced clasts to a fine grain size and pervasive hematization has altered rocks to an earthy red colour.  Disseminated, fine-grained carbonate and chlorite are common while disseminated and stringer mineralization of accessory iron carbonate, very fine-grained pitchblende and uraninite occur locally.

The mineralization is structurally controlled, in that higher grades frequently occur proximal to the footwall and hanging wall of the zone.  The lower-grade central core of the zone typically displays weaker brecciation and alteration.  The matrix of the rocks in the central core is often more chloritic and less volumetrically significant than the matrix of the higher grade breccias.  There is a direct relationship between hematite and carbonate alteration content and uranium grade.  Well-developed microbrecciation and more intense alteration are observed over short intervals within the central core.  These intersections yield good U3O8 values.  To date, no preferred orientations of these features have been observed.

Gneissic inclusions of variable size occur locally within the mineralized zone.  Sub-metre scale inclusions are common and display fracturing and similar alteration to the

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plutonic breccias, while rare larger rafts of gneissic material (greater than five metres) remain intact to locally fracture with only background uranium values and very little alteration.  Thin (less than one metre) lenses of microbreccia have been intersected in several drill holes within the gneissic country rocks peripheral to the brecciated intrusives.  These apparent ‘veins’ are in sharp contact with host rocks and shearing is frequently evident at their margins.  Compositionally, they appear similar to the microbreccias of the deposit, with intense hematite, chlorite and carbonate alteration.  They typically give high uranium values and commonly contain visible pitchblende and uraninite.  These occurrences are interpreted to represent the exploitation of structural boundaries and competency differences in country rocks by the breccia complex.

Drilling has revealed the presence of two individually distinct mafic units in the area: young diabase dykes and much older and highly altered amphibolite dykes.  The amphibolite dykes are more abundant and drill core intersections range in size from sub-metre scale intercalations proximal to the main mineralized zone, to greater than 20 metre sections in the structural footwall.  They are intensely chloritized, contain variable amounts of carbonate alteration and frequently display a weak foliation.  These units are believed to predate uranium mineralization and often occur in sub-parallel contact with brecciated intrusives and gneissic foliation, possibly as a result of their age and susceptibility to ductile deformation.  Uranium-bearing microbreccias are commonly observed in sheared contact with these dykes.  The younger, fresh diabase dykes, typically occur in sharp contact with other rock types, frequently cross cutting other structures and fabrics.  These dykes are less common and are frequently discordant to mineralization.

OTHER PROSPECTS

Preliminary follow-up over a zone of uranium-bearing outcrop and angular boulders, approximately eight kilometres to the southeast of the Two Time Zone, led to the discovery of the Firestone Showing.  The mineralized showing covers an area of 250 m by 600 metres and consists of hematized and brecciated monzodiorite to granite. Scintillometer readings are highly anomalous to off-scale (greater than 10,000 total cps)

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along a northwest - southeast trending structure.  Two float samples returned values of 0.08% and 0.11% U3O8, and proximal to the zone, boulders with values of over 1.0% U3O8 were sampled.  There are also a number of other prospects and showings on the CMBNW Property including Doucette, HF, J, F, and W.

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10 EXPLORATION

Exploration on the CMBNW Property, with Silver Spruce as the operator, commenced in June 2006 with an airborne radiometric and magnetic survey, and follow-up prospecting to investigate the radiometric anomalies identified.   This work led to the discovery of the Two Time Zone in September 2006.   From September to December 2006, a small cut grid was established over the mineralized zone, limited soil and silt sampling surveys were carried out and five diamond drill-holes tested the zone.

Exploration in 2007 consisted of definition drilling at the Time Zone and geochemical, geophysical, geological mapping and prospecting surveys throughout the CMBNW Property.

GEOPHYSICAL SURVEYS

In June 2006, Silver Spruce commissioned Fugro Airborne Surveys of Toronto, Ontario, to conduct a 10,000 line kilometre airborne radiometric/magnetic survey covering approximately 5,000 claims which included the CMBNW Property.  This survey was guided by results from a government lake sediment sample survey.  The 2,400 line kilometres that cover the CMBNW Property were flown at 100-metre line spacing.  Three high priority targets as defined by consultant Ted Urquhart of GeoExplo, Santiago, Chile were identified, one of which was the Two Time Zone. Numerous second and third order priority targets were also identified.

Three hundred claims, staked to the north of the Kanairiktok River and the CMBNW Property, after the discovery of the Two Time zone were covered by an airborne radiometric-magnetic survey by Fugro in late September 2006.    The survey, totalling 875 line km, was flown in a N-S direction at 100 m line spacing.   Twelve priority targets were selected for follow-up by consultant Ted Urquhart of GeoExplo of Santiago, Chile.

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A block of 300 claims (License numbers: 12588M and 13686M) located immediately to the north of Snegamook Lake  and to the west of the claims flown in the fall of 2006, was flown by McPhar GeoSurveys in September 2007.   A total of 885 line kilometres were flown in a north-south direction at a line spacing of 100 metres.  Four high priority, 16 moderate priority, and a number of lower priority targets were identified by consultant Ted Urquhart.  The higher priority targets are mainly located in the northern and southern portions of the claims and are associated with anomalous lake sediment geochemical results in the north and areas shown to be radiometrically anomalous by exploration work conducted by various companies in the 1970’s in the south.

An airborne gravity survey, conducted by Bell Aerospace of Houston, Texas in August 2007, was flown at one kilometre line spacing.   Seven lines, each ten  kilometres long, were flown in an east-west direction, covering the Kanairiktok River area of the CMBNW Property, including the Two Time Zone.  The survey showed a number of gravity features, some of which appear to be associated with the Two Time Zone mineralization, and its possible extensions to the north and south.  Positive gravity areas away from the zone to the west and northeast are thought to be intrusive bodies outlined on magnetic and geological maps.  Coincidence of positive gravity anomalies with mineralized occurrences are also shown in the northeastern portion of the property.  The data has not yet been interpreted by a geophysical consultant.

A ground scintillometer survey over the areas to the north and east of the Two Time Zone, and to the east of the adjacent property owned by Santoy Resources Ltd. (Santoy) was conducted on flagged GPS-defined 100 metre spaced lines at 50 metre intervals.  A total of 2,100 readings were recorded using a GRS 110 scintillometer which measures gamma radiation in total counts per second.  Readings ranged from 60 to 5,000 cps, with a median of 80 cps.  Results show sporadic clusters of anomalous readings which have yet to be followed up.

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GEOCHEMICAL SURVEYS
A grid was cut to cover the Two Time Zone with the baseline trending 340º and crosslines at 070º.  Pickets were established at 25 metre intervals.

In 2006, a total of 307 B-horizon soil samples were collected at 12.5 metre intervals.  Samples were sent to Activation Laboratories Ltd. (Actlabs), Ancaster, Ontario and analyzed for uranium delayed neutron counting (DNC) and 30 element Inductively Coupled Plasma Spectrometry (ICP).  Uranium values ranged from less than one to 5,020 parts per million (ppm).  Results indicate uranium in soil is sporadic, with anomalous areas clustering outside the areas where uranium mineralization has been identified in bedrock.  The lack of a strong uranium signature over the area of known mineralization suggests leaching and remobilization in both glacial till and bedrock.

From September to November 2007, soil surveys were completed to the north and east of the Two Time Zone and to the east of Santoy’s ground.  Approximately 2,100 B-horizon samples were collected at 50 metre centres along flagged GPS lines spaced at 100 metres.  A duplicate sample was collected at every 50th sample site.  An additional 14 orientation samples were collected at 12.5 metre intervals along a 50 metre long trench over the Two Time Zone.  Seven samples were taken from the B- horizon and seven samples were taken from the C- horizon, just above the till and bedrock interface.

Uranium values from the surveys range from 0.5 ppm to 130 ppm with a median value of 1.5 ppm.  Two main anomalous areas were identified, along with numerous less significant single point anomalies.  The first is the area to the north of the Two Time Zone, and south of the Kanairiktok River, where uranium values range from 15 ppm to 92.7 ppm.  The second area is six kilometres to the east of the Two Time Zone where anomalous values range from 10 ppm to 52.2 ppm uranium.  Detailed soil sampling and prospecting surveys are planned for both areas during the 2008 field season.

The orientation soil sampling over the trench raises concerns over the effectiveness of soil sampling in the area, as both the B and C horizon samples returned extremely low

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uranium values (1 ppm to 2 ppm) over the entire length of the mineralized trench.  These results suggest that the zone has undergone leaching and remobilization of the uranium.

A total of 47 stream sediment samples were collected from streams draining the Two Time Zone and area.  Samples were sent to Actlabs for uranium analysis by DNC and 30 element ICP.   Uranium values ranged from greater than 1 ppm to 117 ppm with a median value of 13.3 ppm.   Samples closest to the areas of known mineralization contain the highest concentrations.  This data may support the leaching and remobilization of uranium from bedrock in this area.

Detailed lake sediment sampling was completed over the entire CMBNW Property in April 2007.  A total of 289 samples were collected and sent to Actlabs for uranium analysis by DNC and 30 element ICP.  Three two-man crews, used a Bell 206 helicopter and five foot ice augers to cut through the ice and flow-through lake sediment samplers to collect samples from the lake bottoms.  Results gave uranium values ranging from 1 to 374 ppm, with a median value of 7.4 ppm.   The highest values occur in a cluster of lakes six kilometres to the east of the Two Time Zone.  Samples from lakes near the Two Time Zone are also anomalous with values in the 30 to 40 ppm range.  Many anomalous lake samples, particularly to the north of the Kanairiktok River, have yet to be investigated.

In June 2007, Silver Spruce commissioned RadonEx Ltd. (RadonEx), of St Lazare, Québec, to conduct a test Electret Ionization Chamber (EIC) ground radon survey, consisting of 354 stations, over the Two Time Zone and Near Miss Showing (on the Snegamook property held 100% by Silver Spruce).  Positive results from the test EIC survey led to the expansion of the survey to include an additional 2,820 stations to cover a number of areas where prospecting and geochemical results indicated potential for uranium mineralization.  The survey was completed in October 2007.  Work was carried out by both RadonEx and Silver Spruce staff with helicopter support.  Samples were taken at 50 metre intervals with line spacing of 100 metres.  Within each of the grids, areas of greater interest were sampled at station intervals of 25 metres and a line spacing of 50 metres.  Initially, grids were oriented north-northwest to south-southeast, however, during the course of the survey, line orientation was altered and the greater part of the

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survey on both grids was completed on a north-south orientation.  Results indicate the presence of moderate radon flux throughout the property, and anomalous flux along many presumed structural lineaments. Grid extensions are recommended in certain areas, as the limits of certain anomalous areas were not entirely defined.

PROSPECTING

Preliminary prospecting in 2006 by Silver Spruce over the highest priority airborne radiometric anomaly led to the discovery of a strongly radioactive zone covering an area of approximately 300 metres by 50 metres, now known as the Two Time Zone.  Scintillometer readings from 20 locations over the length of the zone ranged from 2,700 cps to greater than 10,000 cps over outcrop.  Seven samples recorded readings greater than 10,000 cps.  Twenty rock samples from these sites were sent to Actlabs and analysed for uranium by DNC and 30 element ICP.  The results of the analyses ranged from 18 to 2,783 ppm uranium.  Eight samples recorded individual values greater than 0.1% U3O8 and results from 12 samples averaged greater than 0.05 % U3O8.

Further prospecting of the CMBNW Property occurred between June and October 2007, by five two-man prospecting teams.  It was focused predominantly on the area to the south of the Kanairiktok River over airborne radiometric anomalies.  Limited prospecting evaluated targets to the north of the river.   Licences 12588M and 13686M, flown by a radiometric / magnetic survey in September 2007, have yet to receive follow-up ground work.

Prospecting utilizing scintillometers, resulted in a total of 175 rock samples being collected.  Ninety six samples were taken from bedrock while the remainder were from boulders.  Approximately 75 of the samples give uranium values in excess of 1,000 ppm with the highest value at 11,790 ppm and a mean value of 1,400 ppm uranium.  Scott Wilson RPA notes that uranium values returned from samples of float are not necessary representative of the average grade of the potential mineral deposit.

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Prospecting resulted in the discovery of numerous radioactive pegmatite dykes and a number of hematized, sodium-enriched, uraniferous, fracture and/or breccia zones in gneiss and intrusive rocks.   Angular boulders derived from the latter are widespread on the property.  Bedrock discoveries of this type include the Firestone prospect and other unnamed showings.  The “Near Miss” prospect located on the adjoining Snegamook property is a similar discovery.

GEOLOGICAL MAPPING

In 2006, geological mapping was limited to hand-dug trenches and cliff face exposures.  Most of the area is blanketed with a veneer of glacial till which varies in thickness from one to 30 metres.

Geological mapping from August to November 2007 focused on three areas, all located to the south of the Kanairiktok River.  These areas were determined on the basis of the concentration of airborne radiometric anomalies and where follow-up prospecting had discovered significant radioactivity in boulders and outcrop.  The three areas included a 2 kilometre by 4.6 kilometre, east-northeast trending block, which covers portions of Licences 11475M, 11476M and 11648M and two blocks located 2.5 kilometres and 4 kilometres farther south in Licence 11521M.  The latter areas 2 kilometre by 2.5 kilometres and 2 kilometre by 3 kilometres respectively, covering the northwestern and western portions of Licence 11521M.  Geological mapping was also carried out over the Two Time Zone.

Approximately 120 kilometres of cut line were established over the claims to the south of the Kanairiktok River to provide ground control for geological mapping and other surveys.  The geological mapping is described in the Section 7 Property Geology.

No mapping has been conducted elsewhere on the CMBNW Property.

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TRENCHING

In September and October 2006, six hand-dug trenches were dug across the Two Time Zone over a length of approximately 350 metres and across a width of 30 to 50 metres.  The trenches tested weakly anomalous scintillometer readings and all were channel sampled.  The cliff face, which gave highly anomalous scintillometer readings and is believed to be the source of the airborne radiometric anomaly, was chip sampled.

The trenches were excavated to bedrock, washed and then sawed using a hand held diamond saw.  One meter samples were chipped out using a chisel for a total of 86 channel samples (samples 4126-4211).  The sampling gave anomalous values in all trenches.  The highest values, located in Trench 5, were 0.032% U3O8, over five metres including 0.051% U3O8 over one meter.  Other results included 0.021% U3O8 over three metres in Trench 1, 0.03% U3O8 over four metres in Trench 2, 0.022% U3O8 over three metres in Trench 3, 0.022% U3O8 over three metres in Trench 4 and 0.012% U3O8 over two metres in Trench 6.   Chip sampling of the cliff gave 0.032% U3O8 over six metres.  The exposed rock is a felsic intrusive which has been brecciated and fractured with red earthy hematite and uraninite associated with fractures.

Further trenching of the Two Time Zone and trenching of the Firestone Prospect by a five man crew using a mini-excavator was completed in October and November 2007.  Once the overburden was removed and bedrock washed, one metre channel samples were cut and sent to Actlabs for uranium analysis and 30 element ICP.

Five trenches, spaced 50 metres apart over lengths varying from 20 metres to 70 metres, were cut along the surface trace of the Two Time Zone.   Bedrock consists dominantly of weak to moderately radioactive, hematized, and variably brecciated granitoid with minor mafic dyke units.  A total of 134 channel samples were taken and sent to Actlabs for analysis.  Low-grade uranium mineralization was noted in all of the trenches, with the higher grade sections associated with areas of intense brecciation.  The zones typically vary in grade from 100 ppm to 400 ppm U3O8 over widths of three to 14

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metres.  The lower uranium values from the samples may be the result of surface leaching and remobilization of the uranium.

Efforts to trench the Firestone Prospect were hampered by thick overburden.  A three metre section of bedrock was exposed.  Samples consist of an intensely hematized, earthy red, brecciated intrusive rock unit which gave uranium values in the 200 ppm to 300 ppm range.  The unit also appears to be leached and it is thought that most of the uranium has been remobilized.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 10-8

SCOTT WILSON RPA	www.scottwilson.com

11 DRILLING

Uranium mineralization discovered in outcrop during follow-up of a high priority airborne radiometric anomaly led to drilling at the Two Time Zone in December 2006.   As of June 22, 2008, the drill hole database included 44 diamond drill holes totalling 11,196 metres.   The average drill hole depth is 270 m.  Most holes were drilled to the east-northeast.  Two scissor holes drilled toward the west-southwest.  All holes are dip at -30º to -60º, with most dipping between -40º to -45º.  A list of significant intersections with estimated true thicknesses is given in Table 11-1.  Three drill holes (CMB-07-08, 24A, and 16A) could not be completed due to poor ground conditions.  Each of these holes were successfully re-collared and drilled to the planned depth.

All collars were surveyed by differential GPS by N.E. Parrott Surveys Ltd., Happy Valley-Goose Bay, Labrador, a member of the Association of Canadian Land Surveyors.  Drill hole collar coordinates are in UTM Zone 20, NAD27.  A Reflex multishot instrument was used for downhole orientation measurements every 12 metres for most holes.  Five holes were surveyed every 20 metres and seven holes were surveyed every 50 metres.

2006 DRILLING

Cartwright Drilling Inc. (Cartwright), Goose Bay, Labrador, was contracted for an 800 metre diamond drill program late in November 2006.  Five diamond drill-holes, totalling 812 metres of BTW size core were completed by December 2006, using a Boyle-300 drill rig.  This initial phase of drilling tested the Two Time Zone over a strike length of 175 metres.  Four of the five holes intersected zones of low-grade uranium mineralization, including eight metres grading 0.039% U3O8 in hole CMB06-02 and 15 metres grading 0.038% U3O8 in hole CMB-06-03.  All intersection lengths noted above represent estimated true thickness.  Hole CMB-06-04, at the north end of the zone, intersected mafic rocks with no uranium mineralization over its entire length.

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2007 DRILLING BY CARTWRIGHT
From January to March 2007, Cartwright drilled 2,442 metres of BTW core using the same Boyle-300 drill rig.  Seven new holes (CMB-07-06 to CMB-07-12) and two extensions (CMB-06-02 and CMB-06-05) were completed in this second phase of drilling.  Better grades were intersected in this phase of drilling compared to those of the 2006 program.  Hole CMB-07-07 intersected 6.12 metres grading 0.056% U3O8 and hole CMB-07-10 intersected six metres grading 0.077% U3O8. All intersection lengths noted above represent estimated true thickness.

Drill hole deviations were not monitored for the holes drilled by Cartwright.  Silver Spruce later re-entered these holes and made orientation measurements using the Reflex multishot every twelve metres for most holes.

2007 DRILLING BY LANTECH

From May to December 2007, Lantech Drilling Services Inc. (Lantech) of Dieppe, New Brunswick, drilled 7,672 metres in 28 holes, using a single LDS-1000 drill and then adding an additional rig in November 2007.   Although several of the early holes showed significant deviation, the Reflex downhole measurements were sufficient to accurately monitor the hole trace.

Drilling by Lantech further defined and expanded the Two Time Zone mineralization.  Table 14-1 lists several of the significant intersections including hole CMB-07-35 which intersected 23 metres grading 0.035% U3O8, hole CMB-07-37 which intersected nine metres grading 0.063% U3O8, hole CMB-07-38 which intersected 11 metres grading 0.044% U3O8 and hole CMB-07-40 which intersected 22 metres grading 0.052% U3O8.  All intersection lengths noted above represent estimated true thickness.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 11-2

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TABLE 11-1 SIGNIFICANT DRILL HOLE INTERSECTIONS
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

HOLE-ID	From (m)	To (m)	Core Length (m)	True Thickness (m)	Lens ID	Grade U3O8%
CMB-06-02	162.40	170.40	8.00	8.00	101	0.039
CMB-06-03	86.80	107.50	20.70	15.41	103	0.038
CMB-07-06	224.00	249.00	25.00	16.62	108	0.049
CMB-07-06	172.00	200.00	28.00	18.67	103	0.118
CMB-07-06	265.00	279.00	14.00	14.00	105	0.039
CMB-07-07	203.90	210.01	6.12	6.12	105	0.056
CMB-07-10	192.00	198.00	6.00	6.00	102	0.077
CMB-07-11	239.00	266.00	27.00	19.06	103	0.038
CMB-07-12	252.00	318.00	66.00	44.56	103	0.058
CMB-07-12	344.00	364.99	20.99	20.99	105	0.042
CMB-07-13	136.18	168.18	32.00	26.23	103	0.059
CMB-07-13	180.52	209.42	28.90	24.31	108	0.039
CMB-07-13	222.52	229.74	7.22	7.22	105	0.097
CMB-07-14	264.62	297.62	33.00	25.20	103	0.101
CMB-07-16	271.00	295.81	24.81	16.54	103	0.061
CMB-07-16	303.00	311.00	8.00	5.38	108	0.036
CMB-07-17	236.00	263.00	27.00	27.00	105	0.043
CMB-07-18	207.00	228.00	21.00	15.85	103	0.095
CMB-07-18	300.00	311.00	11.00	11.00	105	0.059
CMB-07-19	286.00	303.00	17.00	9.68	103	0.068
CMB-07-19	373.00	380.00	7.00	7.00	105	0.038
CMB-07-26	150.00	183.00	33.00	33.00	101	0.046
CMB-07-26	133.00	144.00	11.00	11.00	106	0.050
CMB-07-29	10.00	39.00	29.00	21.96	103	0.063
CMB-07-29	98.00	110.00	12.00	12.00	102	0.044
CMB-07-31	71.00	77.00	6.00	4.67	103	0.050
CMB-07-31	126.00	133.00	7.00	7.00	102	0.082
CMB-07-34	47.00	66.00	19.00	14.41	103	0.112
CMB-07-35	71.00	94.00	23.00	23.00	101	0.035
CMB-07-37	160.00	169.00	9.00	9.00	102	0.063
CMB-07-38	121.00	127.00	6.00	6.00	102	0.037
CMB-07-38	66.00	77.00	11.00	11.00	107	0.044
CMB-07-40	85.09	115.00	29.91	22.28	103	0.052

   Note: Higher grade intersections within these intervals are not reported here.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 11-3

SCOTT WILSON RPA	www.scottwilson.com

12 SAMPLING METHOD AND APPROACH

The database used to estimate Mineral Resources at the Two Time Zone contains U3O8 values from both the diamond drilling and channel sampling programs.  In Scott Wilson RPA’s opinion, the sampling was carried out by Silver Spruce personnel in accordance with standard industry practice and it is considered that the results are suitable for estimating Mineral Resources.

DRILL CORE

A total of 4,080 core samples were collected as part of the Two Time Zone evaluation and included in the resource estimation.  Core sizes range from BTQ to NQ and the sample weights vary from 0.6 kilograms to five kilograms.  The drill hole spacing commonly ranges from 25 m to 50 m in the plan of mineralization.  Mineralized rock at the Two Time Zone is altered, brecciated intrusive rock and core recoveries in the mineralized zones vary from 90% to 100%.  Values of zero are assigned where no core is recovered within the mineralized zone.

The core is logged on site and marked for sampling.  Continuous core samples are taken of the entire mineralized zone.  Sample intervals are defined by the percentage of uranium-bearing mineralization in the core as determined by scintillometer readings.  Sample lengths vary from a minimum of 20 centimetres to a maximum of two metres.  From hole CMB-07-17 onwards, all samples lengths were taken as one metre lengths.  At least two metres of host rock are sampled on either side of the mineralized zone.  The complete mineralized zone is sampled even where scintillometer readings indicate that the amount of uranium mineralization is low.

Core is sawed in half using a diamond saw according to the sample intervals marked on the core.  One half of the core is preserved in the box for future reference and the other half is bagged, tagged and sealed in a plastic bag to be sent to Actlabs.  The remaining half is stored in a core storage area at Silver Spruce’s Kanairiktok Camp.  When sawing

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the core, care is taken to ensure that the samples are representative of the mineralization   Where possible, samples are constrained by geological boundaries.

CHANNEL SAMPLES

The drill hole database used for the resource estimation also five surface trenches with 129 one metre samples.  After the trenches are washed and cleaned with a high pressure hose, a centre line and one metre sample intervals are marked.  A rock saw is then used to cut a 1.5 inch to 2.0 inch deep groove on each side of the center line.  A heavy chisel is then used to extract the sample which is then placed in a numbered plastic sample bag.  Results of the channel sampling program are described in Section 10, Exploration.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 12-2

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

As described in Section 12, drill core from the Two Time Zone is logged, marked for sampling, sawed in half and bagged for shipment by Silver Spruce personnel.  Sample preparation for soil, silt, rock and drill-core was carried out by Actlabs using standard industry methods.  The laboratory is accredited by the Standards Council of Canada as an ISO/IEC 17025 Laboratory for Mineral Analysis Testing.  Check sampling was completed on 137 pulp samples by ALS Chemex Ltd. (ALS Chemex), Vancouver, British Columbia.  The ALS Chemex quality system complies with the requirements of the international standards ISO 9001-2000 and ISO 17025, 2005.

Once the samples arrive at the laboratory, Actlabs assigns a work order number and notifies Silver Spruce by email with a list of the samples received.   Rock, channel and drill core samples are crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) and then pulverized to 95% passing minus 150 mesh (106 microns).  Silt and soil samples are prepared using the code S-1 method which requires drying and sieving.  The lab uses cleaner sand between sample preparations.  Quality of crushing and pulverization is routinely checked as part of Actlabs’ internal quality assurance program.

All samples sent to Actlabs were analyzed for uranium by Delayed Neutron Counting (DNC) and 30 element Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Selected samples were also analyzed for gold, platinum, and palladium by Fire Assay with an Atomic Absorption (AA) finish.  Check samples were analyzed for uranium by X-Ray Fluorescence (XRF) at by ALS Chemex.

DNC is a rapid form of neutron activation analysis which is used for measuring fissile elements such as U235.  Samples are placed in a neutron flux produced by nuclear reactor.  The U235 within the sample absorbs neutrons which fission some of the U235 fission products including neutrons.  After rapid removal from the reactor, the neutrons are thermalized and measured.  This technique is ideal for measuring uranium from sub-ppm

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to percentage levels.  Actlabs also analyzed the pulps for multi-element analysis using ICP-MS.  The ICP-MS instrument employs an argon plasma as the ionization source and a mass spectrometer to detect the ions produced.  During analysis, the sample solution is nebulized into flowing argon gas and passed into an inductively coupled plasma.  The gas is atomized and ionized, forming a plasma.  The plasma is a source of both excited and ionized atoms.  The positive ions in the plasma are then focused down a mass spectrometer where they are separated according to mass, detected, multiplied and counted.  XRF is the emission of characteristic "secondary" (or fluorescent) X-rays from a material that has been excited by bombarding with high-energy X-rays or gamma rays.

SECURITY

All samples are placed in plastic bags and stapled closed.  They are then packed in rice sacks and sealed with non-resealable security tape and or straps.  Packed samples are placed in secured storage by authorized personnel until ready for shipment.  Samples are then shipped to the laboratory with instructions to verify that the bags have been received in good condition, with all security straps intact, with no evidence of tampering.

SPECIFIC GRAVITY MEASUREMENTS

A representative piece of core from nearly every sample interval is marked by the geologist for a specific gravity measurement.  The material is not porous and does not contain vugs or cavities; consequently it is not necessary to seal the samples.  The technician measures the weight of the core in air and then measures the volume of water displaced in a litre cylinder containing 500 millilitres of water.  After each measurement, water is added to the cylinder to maintain the 500 millilitre volume.  The specific gravity is calculated by dividing the weight by the volume.  Scott Wilson RPA recommends that the accuracy and precision of this system be evaluated and monitored by making replicate measurements and using a standard.

Scott Wilson RPA concurs with the adequacy of the samples taken, the security of the shipping procedures, the sample preparations and analytical procedures at Actlabs and Chemex.

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14 DATA VERIFICATION

David Ross, P.Geo., Senior Geologist with Scott Wilson RPA and an independent QP, visited the property in October 2007.  During the site visit he inspected several surface trenches, visited the core shack, examined drill core, and reviewed logging and sampling methods.  Scott Wilson RPA also verified 233 U3O8 records in the digital database against copies of the assay certificates.  In summary, the methods used by Silver Spruce meet industry best practices and no significant discrepancies were identified during the verification process.  Scott Wilson RPA considers that the Gemcom drill hole database is valid and suitable to estimate Mineral Resources at the Two Time Zone.

INDEPENDENT ANALYSIS OF DRILL CORE

During the site visit in October 2007, Scott Wilson RPA selected and marked out four samples of sawed core for duplicate analysis.  The specified intervals were quarter sawed, bagged, tagged and sealed in plastic bags.  The samples were then hand carried to Goose Bay, Labrador and then shipped directly to SGS Mineral Services (SGS), Don Mills, Ontario for analysis.  SGS is accredited to the ISO 17025 Standard by Certificate number 456.

Samples were prepared using the SGS standard sample preparation procedure (PRP89) which crushes to 75% passing two millimetres, splits to 250 grams and pulverizes to 85% passing 75μ.  Samples were then analyzed by SGS’s ICM90A method where the pulverized samples are fused by sodium peroxide and dissolved using dilute HNO3 then analyzed by ICP-MS.

Results of Scott Wilson RPA’s independent sampling compared to Silver Spruce’s results are listed in Table 14-1.  Four quartered-core duplicates are insufficient to make reliable statistical comparisons, however the results indicate that there is uranium mineralization in the drill holes sampled.  While sample inhomogeneity may partly account for the differences it may also be reflective of the differing analytical procedures.

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TABLE 14-1 INDEPENDENT ANALYSIS OF DRILL CORE
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

		Independent Sampling		Original Silver Spruce Results
Drill hole	From (m)	To (m)	Sample Number	U (ppm) SGS	Sample Number	U (ppm) Actlabs
07-06	197	198	51143	810	61192	1490
07-06	198	199	51144	259	61193	286
07-12	358	359	51145	656	61772	812
07-17	220	221	51146	546	RX259	594

QUALITY CONTROL AND QUALITY ASSURANCE

In July 2007, Silver Spruce implemented a Quality Assurance and Quality Control (QA/QC) program involving duplicate pulp samples submitted to a secondary laboratory and uranium analysis by an alternative method.  Prior to this date there were no QA/QC procedures in place.  Scott Wilson RPA recommends a more rigorous QA/QC protocol including the regular submission of blanks and standards, and a temporary coarse reject duplicate analysis program.  Silver Spruce should also implement a QA data monitoring system used to detect failed batches, and in turn, identify sample batches for re-analysis.

PULP DUPLICATES

Pulp duplicates are submitted to a secondary laboratory to identify laboratory bias.  Actlabs prepares one duplicate pulp every 20 samples and ships these, along with standards and blanks, to ALS Chemex for analysis.  ALS Chemex uses pressed-pellet XRF with a range from four ppm to 10,000 ppm U3O8.  Silver Spruce visually compares the results to ensure the analytical data is of good quality.  Scott Wilson RPA received and reviewed 137 duplicate analyses.  The log-log scale scatterplot comparing the results indicates good correlation between the two labs (Figure 14-1).

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 14-2

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Figure 14-1   Scatter Plot of Pulp Duplicates

ANALYSIS BY DNC

As noted in Section 13, Sample Preparation, Analysis and Security, Actlabs analyzes for uranium by both ICP/MS and DNC methods.  Results between two methods are checked regularly to insure results are comparable.  Scott Wilson RPA received and reviewed 1,029 analyses with both methods and generated a series of scatter plots and Thompson Howarth plots for comparison.  The bias towards the DNC method at values less than 200 ppm or 300 ppm U3O8 does not significantly affect the Mineral Resource estimate since these are less than the economic breakeven cut-off value.  Although there are some values greater than 300 ppm U3O8 that show variance, the overall correlation appears acceptable.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 14-3

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FIGURE 14-2   SCATTER PLOT OF ICP-MS VERSUS DNC ANALYSIS

FIGURE 14-3   THOMPSON AND HOWARTH PLOT OF ICP-MS VERSUS DNC

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15 ADJACENT PROPERTIES

THE MICHELIN DEPOSIT, AURORA ENERGY RESOURCES INC.

The most advanced project in the CMB is the Michelin deposit, owned by Aurora Energy Resources Inc., Vancouver, British Columbia.  The deposit is located 65 kilometres east-northeast of the CMBNW Property and hosted in Paleoproterozoic-age Upper Aillik Group of felsic volcanic and associated sedimentary rocks.  Uranium mineralization at the Michelin deposit consists of disseminated and/or clusters of very fine-grained pitchblende.  In February 2008, Aurora Energy announced that the Michelin, together with five satellite deposits (Jacques Lake, Rainbow, Nash, Inda and Gear) contains a NI 43-101 compliant Measured and Indicated Mineral Resource of 83.9 million pounds of U3O8 (underground: 21.2 Mt grading 0.12 U3O8, open pit: 19.1 Mt grading 0.07 U3O8) and an Inferred Mineral Resource of 49.8 million pounds of U3O8 (underground: 15.4 Mt grading 0.11 U3O8,  open pit: 8.6 Mt grading 0.06 U3O8) (Cunningham-Dunlop and Lee, 2008).

MORAN LAKE, CROSSHAIR EXPLORATION AND MINING COMPANY

Crosshair Exploration and Mining Company’s Moran Lake “C” Zone, located approximately 15 kilometres southeast of the CMBNW Property contains a NI 43-101 compliant Indicated Mineral Resource of 5.19 million pounds of U3O8 (6.92 million tonnes grading 0.034% U3O8) (Giroux and Morgan, 2008).  The Lower C, Trout Pond, and Armstrong deposits contain an additional 5.83 million pounds of U3O8 in the Inferred category (8.17 million tonnes grading 0.032% U3O8).  Drilling at the Moran Lake “C” Zone has identified two main zones of mineralization, the “Upper C” zones and “Lower C” zones.  The mineralization in the Upper C zone is hosted within the hematite- altered mafic volcanic rocks of the Joe Pond Formation, while mineralization in the Lower C zone is predominantly hosted within sandstone of the Heggart Lake Formation.  The Trout Pond and Armstrong zones are located 1 km and 3 km southwest of the C zone, respectively.  Mineralization for both of these deposits is hosted in the Joe Pond mafic volcanic rocks

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SNEGAMOOK PROPERTY, SILVER SPRUCE RESOURCES
The Snegamook Property is located immediately south of CMBNW Property.  It contains the Near Missing Showing and a possible southern extension of the Two Time Zone.  The Snegamook Property is 100% owned by Silver Spruce and not part of the Crosshair-Silver Spruce Joint Venture.

The Near Miss Showing, located approximately four kilometres south of the Two Time Zone, was discovered by Silver Spruce in 2006.  Mineralization is developed proximal to, or along the contact with an older Archean Gneiss.  Drill holes SNNM-07-01 and SNNM-0702 initially targeted the zone. Both holes intersected one-meter intervals of uranium mineralization grading from 235 ppm to 1,534 ppm U3O8.  Fifty metres west of the two initial holes, SNNM-08-03 and 04 intersected hematite microbreccias with individual one metre intervals grading from 113 ppm to 2,117 ppm U3O8.  The best intersection averaged 213 ppm U3O8 over 16 meters core length.  The true thickness is not known.

The 2008 drill program on the Snegamook Property targeted coincident airborne radiometric and radon gas anomalies, including targets to the south and east of the Two Time Zone and to the north of the Near Miss Showing.  Uranium mineralization discovered by prospecting and geological mapping was also targeted.  Thirteen holes, totalling 4,735 metres of drilling, tested the Two Time Trend extension approximately 1.5 kilometres to the south of the Two Time Zone.  Twelve of the thirteen drill holes intersected structurally controlled, brecciated monzodiorite, similar to the Two Time Zone mineralization, with moderate to strong chlorite, hematite and carbonate alteration in older intrusive and gneissic units.  Values are reported to range from 50 ppm to 1,155 ppm U3O8, with the highest grade section averaging 221 ppm U3O8 over 66 meters.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing and metallurgical testing has been completed on the Two Time Zone.  Mineralogical test work should be commenced as well as metallurgical test work to establish parameters such as preliminary uranium recoveries and one or more process flowsheets.  Fully representative samples should be used for the test work.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

GENERAL STATEMENT

Scott Wilson RPA prepared an initial Mineral Resource estimate for the Two Time Zone using drill hole data available as of February 4, 2008.  This includes drilling up to and including hole CMB-07-41.  The Two Time Zone drill hole database includes 44 diamond core holes totalling 11,196 metres and five surface trenches.  There has been no additional drilling at the Two Time Zone and therefore the resource estimate remains current to June 22, 2009.

A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models at a cut-off grade of 0.03% U3O8 and a minimum true thickness of four metres.  These criteria reflect a potential underground bulk-mining scenario.  High U3O8 grades were cut to 0.3% U3O8 prior to compositing to two metres.  Variogram parameters were interpreted from composited values and block model U3O8 grades within the wireframe models were estimated by ordinary kriging.  Classification into the Indicated and Inferred categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.

The Mineral Resources are contained within eight zones, D101 though D108.  At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8 containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8 containing 3.73 million pounds U3O8.

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TABLE 17-1 MINERAL RESOURCES AS OF JUNE 2009
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

INDICATED MINERAL RESOURCES
	Tonnage	Grade	Contained Metal
LENS	(tonnes x1,000)	(% U3O8)	(lbs U3O8 x1,000)
D103	1,010	0.070	1,560
D101	500	0.039	430
D102	310	0.049	340
TOTAL	1,820	0.058	2,330

INFERRED MINERAL RESOURCES
	Tonnage	Grade	Contained Metal
LENS	(tonnes x1,000)	(% U3O8)	(lbs U3O8 x1,000)
D103	1,090	0.062	1,480
D104	180	0.035	140
D105	1,160	0.049	1,240
D106	120	0.045	120
D107	120	0.041	110
D108	490	0.058	640
TOTAL	3,160	0.053	3,730

Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	The cut-off grade of 0.03% U3O8 was estimated using a U3O8 price of US$65/lb and assumed operating costs.
3.	Grade-shell wireframes at 0.03% U3O8 and a minimum true thickness of four metres were used to constrain the grade interpolation.
4.	High U3O8 grades were cut to 0.3% prior to compositing to two metre lengths.
5.	Several blocks less than 0.03% U3O8 were included for continuity or to expand the lenses to the four metre minimum true thickness.

RESOURCE DATABASE AND VALIDATION

Scott Wilson RPA received header, survey, assay, lithology and related data from Silver Spruce in Microsoft Access format.  Data were amalgamated and parsed as required, converted to ASCII, and imported into Gemcom Software International Inc. (Gemcom), Vancouver, British Columbia, Resource Evaluation Version 6.13 for modelling.  The Gemcom database used to estimate the Mineral Resources at the Two Time Zone includes 44 drill holes and five surface trenches.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-2 GEMCOM DATABASE RECORDS PRIMARY DATA
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

Table Name	Number of Records
Drill holes and trenches	49
Survey	729
U3O8 Values	4,209
Multi-element ICP	3,048
Geology	950
Bulk density	2,854

Scott Wilson RPA ran several validation queries and routines in Excel, Access, and Gemcom to identify data errors.  Several minor problems were identified and corrected.  Scott Wilson RPA also verified a significant number of data records with digital logs.  No discrepancies were identified.  A more detailed description of database verification is given in Section 14, Data Verification.  In Scott Wilson RPA’s opinion, the Gemcom drill hole database is valid and is suitable to estimate the Mineral Resources at the Two Time Zone.

CUT-OFF GRADE

A cut-off grade for reporting of Mineral Resources at the Two Time Zone was developed assuming potential production by an underground bulk-mining method.  The following economic assumptions were used to calculate an economic breakeven grade:

•	U3O8 price: US$65/lb
•	Operating cost: US$65/t
•	U3O8 recovery: 90%

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-3

SCOTT WILSON RPA	www.scottwilson.com

Cut-off grade	= Operating cost/(Metal Price x Recovery)
= $65/t/ ($65/lb x 90%)
= 1.11 lb/t
= 0.050% U3O8

Scott Wilson RPA used 60% of this fully costed cut-off grade to estimate a marginal cut-off grade of 0.03% U3O8 for reporting of Mineral Resources.  A price of US$109/lb U3O8 would also result in a fully costed cut-off grade of 0.03% U3O8.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Scott Wilson RPA generated a set of cross sections spaced 25 metres apart and level plans extending from the 475 metre to the -300 metre elevation.  Sections and plans were used to make an on-screen interpretation of wireframe models.  A set of composite control intervals was identified for each drill hole using a 0.03% U3O8 cut-off grade and a four metre minimum true thickness.  The three-dimensional wireframe models (Figures 17-1 and 17-2) were built using three-dimensional wobbly polylines on each cross section.  Occasionally, lower grade intersections were included to facilitate continuity.  At model extremities, polylines were extrapolated approximately to a maximum of 40 metres beyond the last drill hole section.  Polylines were joined together in three-dimension using tie lines and the continuity was checked using the longitudinal section and plan views.

The Two Time Zone is interpreted as a series of moderately dipping to steeply dipping lenses.  The overall mineralized zone measures nearly 500 metres along-strike, 300 metres down-dip, and has a strike of 345º with an overall plunge to the south.  There may be two principle orientations of the lenses.  Lenses D101, D102, D106 and D107 strike 320º north and dip moderately to the west at -60º.  Lenses D103, D104, and D108 tend to have a more northerly strike (~350º) and a sub-vertical dip.  Each of the eight lenses is described below:

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-4

SCOTT WILSON RPA	www.scottwilson.com

•
D101 is an outcropping tabular lens dipping moderately to the west (-60º).  It measures 130 metres along-strike, 90 metres down-dip, and ranges from four to 30 metres thick, averaging 16 metres.  It is located at the north end of the Two Time Zone forming an en-echelon structure with lenses D102 and D106.  D101 is intersected by seven drill holes.

•
D102 is similar to D101 in that it is a near-surface tabular lens dipping moderately to the west (-50º).  It measures 130 metres along-strike, 120 metres down-dip, and seven metres thick.  It is located at the north end of the Two Time Zone forming an en-echelon structure with lenses D101 and D106.  D102 is intersected by seven drill holes.

•
D103 is the largest lens at Two Time Zone.  Overall, it has a tabular shape with several irregular boundaries.  It outcrops at its northern end and is located approximately 120 metres below surface at the south.  It measures 380 metres along-strike, 40 metres to 200 metres down-dip, and ranges from four metres to 30 metres thick, averaging seven metres.  D103 is intersected by 18 holes including the discovery hole, CMB-06-03.

•	D104 is a steeply dipping (-70º) outcropping tabular lens measuring 180 metres along-strike, 60 metres down-dip, and seven metres thick. It is the only lens located west of lens D103.

•
D105, located at the south end of the Two Time Zone, is the only lens with a variable dip, ranging from -48º to -80º toward the west.  It measures 200 metres by 200 metres and has an average thickness of 12 metres.  D105 is intersected by eleven drill holes, including one low-grade hole (CMB-07-11) to maintain the continuity of the lens.

•
D106 is part of the north group of lenses that form an en-echelon structure.  It measures 90 metres along-strike, 100 metres down-dip, and seven metres in thickness.  It is intersected by five drill holes.

•	D107 forms a moderately dipping splay off D103. It measures approximately 140 metres along-strike, 40 metres down-dip, and seven metres thick. Three drill holes intersect D107.

•
D108 is a sub-vertical tabular splay off D103 measuring 70 metres along-strike, 200 metres down-dip and ranges in thickness from seven to 35 metres, averaging 16 metres thick.  It is intersected by six drill holes.

Several margins of the Mineral Resources remain open.  Scott Wilson RPA recommends several drill holes, particularly in the area of the down-plunge extension at the south end of the known mineralization.  The interpretation would also benefit from several surface trenches or shallow holes located up-dip from D101, D102, and D106.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-5

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-1   3D ISOMETRIC VIEW OF TWO TIME WIREFRAME MODELS
(LOOKING NORTHWEST)

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-6

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FIGURE 17-2   3D ISOMETRIC VIEW OF TWO TIME WIREFRAMES
(LOOKING NORTHWARD, ALONG STRIKE)

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-7

SCOTT WILSON RPA	www.scottwilson.com

STATISTICAL ANALYSIS

U3O8 values located inside the wireframes were tagged with domain identifiers and exported for statistical analysis.  Basic statistics by lens are summarized in Table 17-3.  Figures 17-3 and 17-4 graph the relationship between grade and lens, and grade and texture, an observation available in the drill logs.  Notable observations include:

•	The largest lens, D103, also has the highest average grade, 0.066% U3O8.

•	Most coefficients of variations (CV) are below one. D103, D015, D108, all located at the south end of Two Time Zone, have CVs greater than one.

•	The degree of brecciation is correlated with the grade of the mineralization.

Scott Wilson RPA also notes that uranium is partly correlated with Ag, Cu, B, K, and V.  These correlations are likely due to alteration, namely tourmaline, potassium feldspar and roscoelite.  As the project advances, these relationships should be investigated.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-8

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-3 DESCRIPTIVE STATISTICS OF U3O8 (%) VALUES
	Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property
	Length	U3O8 (%)	Length Weighted U3O8 (%)	Length	U3O8 (%)	Length Weighted U3O8 (%)	Length	U3O8 (%)	Length Weighted U3O8 (%)
	D101			D102			D103
No. of Cases	117	117	117	54	54	54	342	342	342
Minimum	0.20	0.001	0.001	0.50	0.003	0.003	0.30	0.001	0.001
Maximum	1.50	0.246	0.246	1.00	0.185	0.185	1.60	1.191	1.191
Median	1.00	0.037	0.037	1.00	0.037	0.037	1.00	0.045	0.045
Arithmetic Mean	0.98	0.040	0.038	0.98	0.054	0.052	1.00	0.066	0.064
Standard Deviation	0.13	0.031	0.025	0.08	0.041	0.038	0.09	0.084	0.069
Coefficient of Variation	0.13	0.778	0.666	0.08	0.761	0.741	0.09	1.271	1.078

	D104			D105			D106
No. of Cases	46	46	46	130	130	130	38	38	38
Minimum	0.50	0.002	0.002	1.00	0.001	0.001	0.70	0.010	0.01
Maximum	1.40	0.089	0.089	1.50	0.316	0.316	1.10	0.100	0.1
Median	1.00	0.031	0.031	1.00	0.032	0.032	1.00	0.032	0.032
Arithmetic Mean	1.00	0.036	0.035	1.02	0.046	0.045	0.97	0.039	0.039
Standard Deviation	0.14	0.021	0.02	0.09	0.045	0.045	0.10	0.022	0.022
Coefficient of Variation	0.14	0.580	0.571	0.09	0.976	0.997	0.10	0.576	0.568

	D107			D108			All Lenses
No. of Cases	22	22	22	148	148	148	897	897	897
Minimum	1.00	0.008	0.008	0.40	0.001	0.001	0.20	0.001	0.001
Maximum	1.00	0.103	0.103	1.50	0.322	0.322	1.60	1.191	1.191
Median	1.00	0.033	0.033	1.00	0.033	0.033	1.00	0.037	0.037
Arithmetic Mean	1.00	0.040	0.04	0.10	0.050	0.05	0.10	0.053	0.052
Standard Deviation	-	0.026	0.026	0.06	0.051	0.051	0.10	0.062	0.054
Coefficient of Variation	-	0.645	0.645	0.06	1.015	1.017	0.10	1.164	1.036

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-9

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-3   DOT HISTOGRAM BY LENS ID

FIGURE 17-4   DOT HISTOGRAM BY TEXTURE

Bx-1: Weak brecciation
Bx-2: Moderate brecciation
Bx-3: Strong brecciation
Gn: Gneissic
fg: Fragmental
mv: Massive

Codes from old logging system
mabr: equivalent to Bx-1
mlbr: equivalent to Bx-3
mvibx: equivalent to Bx-1

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-10

SCOTT WILSON RPA	www.scottwilson.com

CUTTING HIGH GRADE VALUES

Where the assay distribution is skewed right or approaches log-normal, erratic high-grade values can have a disproportionate affect on the average grade of a deposit.  One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level.  In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

Scott Wilson RPA’s interpretation of the frequency distributions of the resource assays suggests cutting high-grade values to 0.3% U3O8 (Figure 17-5).  Inspecting high grade values on section and plan confirms that the high grade values are spatially erratic and therefore cutting to this level is appropriate.

Cutting U3O8 values to 0.3% U3O8 affects only a few values located in lenses D103, D105 and D108.  The decrease in average grade of each lens is negligible.  The coefficient of variation is reduced for each lens, for example, the CV for D103 is reduced from 1.27 to 0.91 (Table 17-4).

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-11

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-5   HISTOGRAM OF RESOURCE U3O8 VALUES

TABLE 17-4 DESCRIPTIVE STATISTICS OF CUT U3O8 (%) VALUES
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

	D103 U3O8 (%)	D105 U3O8 (%)	D108 U3O8 (%)
Cutting Level	0.3%	0.3%	0.3%
Number of Values Cut	2	1	1
Percent of Values Cut	<1%	<1%	<1%
Mean	0.063	0.046	0.050
Median	0.045	0.033	0.033
Standard Deviation	0.058	0.044	0.051
Coefficient of Variation	0.913	0.960	1.002
Minimum	0.001	0.001	0.001
Maximum	0.300	0.300	0.300
Count	342	130	148

COMPOSITING

Sample lengths range from 20 centimetres to 1.6 metres, and average one metre.  From CMB-07-17 onwards, all samples lengths were taken as one metre lengths (Figure 17-6).  Assays within the wireframe lens models were therefore composited to two metre lengths, starting at the first mineralized wireframe boundary from the collar and resettingat each new lens wireframe boundary.  Orphan composites less than two metres long

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-12

SCOTT WILSON RPA	www.scottwilson.com

were averaged throughout the mineralized interval.  This resulted in composite lengths ranging from two to three metres, however, more than 80% are between 2 metres and 2.5 metres (Figure 17-7).  Non-assayed intervals were treated as zero grade.

Table 17-5 summarizes statistics of the uncut and cut U3O8 composite values.  When compared to Table 17-3, the length weighted average grades are roughly the same and the CV is been reduced reflecting an appropriate level of smoothing.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-13

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-6   DOT HISTOGRAM OF SAMPLE LENGTHS BY HOLE-ID

FIGURE 17-7   PROBABILITY PLOT OF COMPOSITE LENGTHS

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-14

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-5 DESCRIPTIVE STATISTICS OF COMPOSITES
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

Length	U3O8 (%)	Cut U3O8 (%)	Length	U3O8 (%)	Cut U3O8 (%)	Length	U3O8 (%)	Cut U3O8 (%)
	D101			D102			D103
No. of Cases	54	54	54	23	23	23	163	163	163
Minimum	2.001	0.009	0.009	2.000	0.009	0.009	2.000	0.004	0.004
Maximum	2.666	0.092	0.092	3.000	0.126	0.126	2.499	0.352	0.223
Median	2.080	0.036	0.036	2.333	0.043	0.043	2.100	0.045	0.045
Arithmetic Mean	2.118	0.038	0.038	2.304	0.052	0.052	2.098	0.064	0.063
Standard Deviation	0.161	0.018	0.018	0.268	0.031	0.031	0.066	0.051	0.046
Coefficient of Variation	0.076	0.466	0.466	0.116	0.584	0.584	0.031	0.798	0.731

	D104			D105			D106
No. of Cases	20	20	20	64	64	64	17	17	17
Minimum	2.000	0.008	0.008	2.039	-	-	2.000	0.011	0.011
Maximum	2.999	0.053	0.053	2.574	0.178	0.172	2.500	0.073	0.073
Median	2.267	0.035	0.035	2.111	0.033	0.033	2.199	0.036	0.036
Arithmetic Mean	2.300	0.035	0.035	2.178	0.042	0.042	2.171	0.038	0.038
Standard Deviation	0.287	0.011	0.011	0.139	0.036	0.035	0.195	0.017	0.017
Coefficient of Variation	0.125	0.323	0.323	0.064	0.845	0.837	0.090	0.446	0.446

	D107			D108			All Lenses
No. of Cases	10	10	10	72	72	72	423	423	423
Minimum	2.000	0.021	0.021	2.000	0.003	0.003	2.000	-	-
Maximum	2.333	0.068	0.068	2.241	0.202	0.195	3.000	0.352	0.223
Median	2.200	0.033	0.033	2.007	0.036	0.036	2.091	0.040	0.040
Arithmetic Mean	2.200	0.040	0.040	2.056	0.049	0.049	2.132	0.051	0.051
Standard Deviation	0.122	0.019	0.019	0.073	0.042	0.042	0.151	0.042	0.039
Coefficient of Variation	0.055	0.473	0.473	0.036	0.851	0.845	0.071	0.811	0.766

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-15

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DENSITY

Scott Wilson RPA received 2,459 bulk density measurements made by Silver Spruce at site.  A summary of results is listed in Table 17-6 and Figures 17-8 and 17-9.  Based on analysis of results, Scott Wilson RPA used a global bulk density of 2.70 t/m3 to convert volume to tonnage.

As noted in the Section 13, Sampling Preparation, Analysis, and Security, bulk density is calculated by the ratio of mass divided by volume.  Mass is measured using a digital scale.  Volume is measured by water displacement in a graduated cylinder.  Scott Wilson RPA recommends that the accuracy and precision of this system be evaluated and monitored by making replicates and outside checks.

TABLE 17-6 BULK DENSITY MEASUREMENTS
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

	Outside	D101	D102	D103	D104	D105	D106	D107
No. of Cases	1,895	94	46	261	29	88	32	14
Minimum	2.00	2.22	2.51	2.28	2.52	2.12	2.36	2.57
Maximum	3.57	3.21	2.99	2.92	2.90	3.10	3.02	2.79
Median	2.70	2.73	2.68	2.70	2.64	2.70	2.74	2.65
Arithmetic Mean	2.71	2.75	2.69	2.70	2.65	2.70	2.72	2.65
Standard Deviation	0.12	0.14	0.10	0.07	0.08	0.11	0.14	0.06
Coefficient of Variation	0.04	0.05	0.04	0.03	0.03	0.04	0.05	0.02

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-16

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FIGURE 17-8   BOX AND WHISKER PLOT OF SG BY LENS

FIGURE 17-9   HISTOGRAM OF SG VALUES

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-17

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VARIOGRAPHY AND KRIGING PARAMETERS

Scott Wilson RPA used Sage 2001 software to prepare and interpret a series of variograms from U3O8 composite values located within the mineralized wireframes (Figures 25-1 to 25-3 in Appendix 1).  The downhole variogram is well developed and indicates a nugget effect of 40%.  To improve the interpretation of the longer range variograms, only composites from the largest domain (D103) were considered.  Composite values greater than 0.12% U3O8 were also excluded.  Long range variograms show the longest range in the direction of plunge.  Single structure spherical models were used with a 40% nugget effect to model the experimental variograms.  The variogram models developed from the D103 lens were then applied to other lenses after some modification for direction.

The search strategy and variogram parameters used for ordinary kriging are provided in Table 17-7.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-18

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TABLE 17-7 SEARCH STRATEGY AND KRIGING PARAMETERS
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

		D101	D102	D103	D104
Search Ellipsoid	X (m)	100	100	100	100
	Y (m)	50	50	50	50
	Z (m)	30	30	30	30
Orientation*	Z	30	30	0	10
	Y	-60	-60	90	-70
	Z	20	20	-45	-90
Nugget	(Co)	0.4	0.4	0.4	0.4
Sill	(C1)	1	1	1	1
Range	X (m)	50	50	50	50
	Y (m)	25	25	25	25
	Z (m)	15	15	15	15
Minimum samples		2	2	2	2
Maximum samples		8	8	8	8

		D105	D106	D107	D108
Search Ellipsoid	X (m)	100	100	100	100
	Y (m)	50	50	50	50
	Z (m)	30	30	30	30
Orientation*	Z	10	30	20	10
	Y	-70	-60	-50	-70
	Z	-45	20	70	30
Nugget	(Co)	0.4	0.4	0.4	0.4
Sill	(C1)	1	1	1	1
Range	X (m)	50	50	50	50
	Y (m)	25	25	25	25
	Z (m)	15	15	15	15
Minimum samples		2	2	2	2
Maximum samples		8	8	8	8

*  Positive rotation around the X axis is from Y towards Z, around the Y axis is from Z toward X, and around the Z axis is from X toward Y.  These rotations are with respect to the rotated block mode (16º west)

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-19

SCOTT WILSON RPA	www.scottwilson.com

BLOCK MODEL AND MINERAL RESOURCE ESTIMATE

The rotated (16º) Gemcom block model is made up of 108 columns, 142 rows, and 107 levels for a total of 1,640,952 blocks.  The model origin is at UTM coordinates 618,171 metres E, 6,047,408 metres N, and 335 metres elevation.  Each block is five metres by five metres by five metres in size and contains the following information:

•	Estimated cut and uncut U3O8 grades related to mineralized blocks inside the mineralization wireframes (Figures 17-10 to 17-13).

•	The percentage volume of each block within the mineralization wireframes.

•	A global tonnage factor of 2.70 t/m3.

•	Mineral Resource classification identifiers for Mineral Resource blocks.

•	The distance to the closest composite used to interpolate the block grade.

•	The average distance to all composites used to interpolate the block grade.

•	The number of composites used to estimate the block grade.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-20

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FIGURE 17-10   VERTICAL SECTION 10,650N

300 Elev
200 Elev
100 Elev
0 Elev
CMB-07-39
CMB-07-41
CMB-06-03
CMB-06-05
CMB-07-06
CMB-07-13
CMB-07-12
0.03
0.04
0.12
0.10
0.05
0.06
Legend (U3O8%)
0.000 0.010
0.010 0.020
0.020 0.030
0.030 0.040
0.040 0.050
gt 0.050
500
600

Figure 17-10

-25 0 25 50
Metres

June 2009

Crosshair Exploration & Mining Corp.
and Silver Spruce Resources Inc.

Two Time Zone

Vertical Section 10650N Showing Wireframe, Drilling, and Block Grades

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-21

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-11   VERTICAL SECTION 10,850N

300 Elev
200 Elev
100 Elev
0 Elev
CMB-07-08
CMB-07-26
CMB-07-27
CMB-07-25
CMB-07-08A
0.03
0.03
0.05
0.05
Legend (U3O8%)
0.000 0.010
0.010 0.020
0.020 0.030
0.030 0.040
0.040 0.050
gt 0.050
500
600
-25 0 25 50
Metres
June 2009
Figure 17-11
Crosshair Exploration & Mining Corp.
and Silver Spruce Resources Inc.
Two Time Zone
Vertical Section 10850N Showing Wireframe, Drilling, and Block Grades

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-22

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FIGURE 17-12   LEVEL PLAN 125 ELE.

6,047,900 N
6,047,800 N
6,047,700 N
6,047,600 N
6,047,500 N
618,100 E
618,200 E
618,300 E
618,400 E
618,500 E
Legend (U3O8%)
0.000 0.010
0.010 0.020
0.020 0.030
0.030 0.040
0.040 0.050
gt 0.050
-25 0 25 50
Metres
June 2009
Crosshair Exploration & Mining Corp.
and Silver Spruce Resources Inc.
Two Time Zone
Level Plan 125 Showing Wireframe, Drilling, and Block Grades
Figure 17-12

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-23

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FIGURE 17-13   LEVEL PLAN 200 ELE.

6,048,100 N
6,048,000 N
6,047,900 N
6,047,800 N
6,047,700 N
6,047,600 N
618,100 E
618,200 E
618,300 E
618,400 E
618,500 E
Legend (U3O8%)
0.000 0.010
0.010 0.020
0.020 0.030
0.030 0.040
0.040 0.050
gt 0.050
-25 0 25 50
Metres

Figure 17-13

Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc.

Two Time Zone

Level Plan 200 Showing Wireframe, Drilling, and Block Grades

June 2009

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-24

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CLASSIFICATION OF MINERAL RESOURCES

Definitions for resource categories used in this report are consistent with those defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2003 and 2005) and adopted by NI 43-101.  In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.  Mineral Resources are classified into Measured, Indicated and Inferred categories.  A Mineral Reserve is defined as the “economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study”.  Mineral Reserves are classified into Proven and Probable categories.  Scott Wilson RPA classified the Two Time Zone as Indicated and Inferred Mineral Resources.  There are no Mineral Reserves reported at the Two Time Zone.

Scott Wilson RPA classified the Mineral Resources in the Two Time block model into Indicated and Inferred categories based on drill hole spacing relative to the interpreted variogram ranges and apparent continuity of the mineralized lenses.  A set of secondary wireframe models were used to tag blocks as either Indicated or Inferred.  Several areas within the mineralized wireframes were excluded from the Mineral Resources due to low grade, poor continuity, or lack of drill hole information.

Lenses D101 and D102 are relatively small but well defined and have been classified as Indicated.  The well defined shallower half of lens D103 is classified as Indicated and the less well-drilled lower half is assigned Inferred (Figure 17-14).  Lens D105 is well drilled but the geometry is somewhat less certain due to its variable strike and dip, and was therefore classified as Inferred.  The remainder to of the lenses have been classified as Inferred.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-25

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FIGURE 17-14   3D ISOMETRIC VIEW SHOWING THE CLASSIFICATION OF LENS D103

MINERAL RESOURCE REPORTING

Table 17-8 provides a breakdown of Mineral Resources at the Two Time Zone as estimated by Scott Wilson RPA.  Table 17-9 lists Mineral Resources by all lenses by incremental cut-off grade.  Notable observations include:

•	The largest lens (D103) also has the highest grade among other lenses for both Indicated and Inferred categories;

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-26

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•	The shallow dipping lenses (D101, D102, D106 and D107) tend to have lower tonnes and grades compared to the steeply dipping lenses;

•	To facilitate continuity, some material below 0.03% U3O8 has been reported as part of the Mineral Resource; and

•	Most of the Mineral Resources report between the 0.03% and 0.06% U3O8 cut-off grades.

TABLE 17-8 MINERAL RESOURCES BY LENS AS OF JUNE 2009
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

INDICATED MINERAL RESOURCES
	Tonnage	Grade	Contained Metal
LENS	(tonnes x1,000)	(% U3O8)	(lbs U3O8 x1,000)
D103	1,010	0.070	1,560
D101	500	0.039	430
D102	310	0.049	340
TOTAL	1,820	0.058	2,330

INFERRED MINERAL RESOURCES
	Tonnage	Grade	Contained Metal
LENS	(tonnes x1,000)	(% U3O8)	(lbs U3O8 x1,000)
D103	1,090	0.062	1,480
D104	180	0.035	140
D105	1,160	0.049	1,240
D106	120	0.045	120
D107	120	0.041	110
D108	490	0.058	640
TOTAL	3,160	0.053	3,730

Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	The cut-off grade of 0.03% U3O8 was estimated using a U3O8 price of US$65/lb and assumed operating costs.
3.	Grade-shell wireframes at 0.03% U3O8 and a minimum true thickness of four metres were used to constrain the grade interpolation.
4.	High U3O8 grades were cut to 0.3% prior to compositing to two metre lengths.
5.	Several blocks less than 0.03% U3O8 were included for continuity or to expand the lenses to the four metre minimum true thickness.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-27

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TABLE 17-9 MINERAL RESOURCES BY INCREMENTAL CUT-OFF, JUNE 2009
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

INDICATED MINERAL RESOURCES
	Tonnage	U3O8	U3O8
	(tonnes x1,000)	(%)	(lbs U3O8 x1,000)
0.1	214	0.117	555
0.09	298	0.111	729
0.08	351	0.107	828
0.07	475	0.098	1,032
0.06	650	0.089	1,282
0.05	824	0.082	1,491
0.04	1,179	0.071	1,837
0.03	1,760	0.059	2,287
0.02	1,823	0.058	2,325

INFERRED MINERAL RESOURCES
	Tonnage	U3O8	U3O8
	(tonnes x1,000)	(%)	(lbs U3O8 x1,000)
0.1	115	0.111	281
0.09	218	0.103	497
0.08	392	0.095	820
0.07	729	0.085	1,371
0.06	1,047	0.079	1,825
0.05	1,525	0.071	2,399
0.04	2,226	0.063	3,086
0.03	2,973	0.056	3,669
0.02	3,109	0.055	3,752
Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	The cut-off grade of 0.03% U3O8 is used to report Mineral Resources. This cut-off was estimated using a U3O8 price of US$65/lb and assumed operating costs.
3.	Grade-shell wireframes at 0.03% U3O8 and a minimum true thickness of four metres were used to constrain the grade interpolation.
4.	High U3O8 grades were cut to 0.3% prior to compositing to two metre lengths.
5.	Several blocks less than 0.03% U3O8 were included for continuity or to expand the lenses to the four metre minimum true thickness.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-28

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MINERAL RESOURCE VALIDATION

Scott Wilson RPA validated the block model based on visual inspection, volumetric comparison, swath plots, and a comparison of results using inverse distance-squared grade interpolation.  Scott Wilson RPA found:

•	Visual comparison on vertical section and plan views found good overall correlation between block grades and composite grades.

•
The estimated total volume of the wireframe models is 101,200 m3, while the volume of the block model at a 0.03% U3O8 cut-off is 100,300 m3.  The small difference in volume is due to Gemcom’s needling method that estimates the percentage of mineralization within each block.  Comparison on a lens-by-lens basis also found good correlation.

•
Scott Wilson RPA estimated the average grade of the Indicated Mineral Resources using inverse distance squared to be 0.057% U3O8.  This compares to the average grade of 0.058% U3O8 as estimated by kriging.  This difference is within acceptable limits.

•	Swath plots of block grades and composite grades by northing and elevation indicate appropriate grade estimation results within the block model

Scott Wilson RPA notes that its grade interpolation profiles should be reviewed and revised as new data becomes available.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 17-29

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18 OTHER RELEVANT DATA AND INFORMATION

ENVIRONMENT

Exploration work by Silver Spruce is completed in accordance with Silver Spruce’s “Health, Safety, and Environmental Protection Guidelines”.  In June 2007, Silver Spruce retained Minaskuat Limited Partnership to conduct a baseline environmental study on the current water and sediment quality in the Kanairiktok River at the CMBNW Property.  The study area covers the downstream areas of a series of tributaries emptying into a 26 kilometre long stretch of the Kanairiktok River plus selected upstream areas.

The CMBNW Property is located near the migration route of the George River Caribou Herd and extra caution must be exercised during the calving period (June 1 to 14) and post calving period (June 14 to July 15) to avoid disturbance to the herd.  The migration through the project area takes place during winter freeze-up, from early November to mid-January, after the calving period is completed.

LABRADOR INUIT LANDS AND THE URANIUM MORATORIUM

The Labrador Inuit and Claims Agreement, dated January 22, 2005, provides for the establishment of the Labrador Inuit Settlement Area (LISA) and Labrador Inuit Lands (LI Lands).  Under the terms of the Agreement, Labrador Inuit own surface title as well as a 25% interest in all subsurface resources within LI Lands, entitling Labrador Inuit to a 25% share of the provincial subsurface revenues.  On the portion of the LI Lands designated as Specified Materials Lands, Labrador Inuit own all Specified Materials, which includes all quarry materials used for construction or agricultural purposes.

On April 8, 2008, the Nunatsiavut Government placed a moratorium on the development and production of uranium on LI Lands.  The moratorium does not affect exploration for uranium.  The LI Lands cover part of the Crosshair-Silver Spruce Joint Venture Properties, but not the CMBNW Property.   The Two Time Zone is not affected (Figure 18-1).

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Exploration on LI Lands requires joint approval from the Province and the Nunatsiavut Government, which officially came into being on December 1, 2005.  The applicant must also obtain consent to access LI Lands from the Nunatsiavut Government.  Companies intending to conduct mineral exploration on LI Lands must submit an application for exploration approval to the Nunatsiavut Government and to the Province detailing the work plan, including the company’s environmental protection plan and health and safety plan.  Prior to exploration activity that might cause ground disturbance such as trenching or diamond drilling, the applicant must also conduct a Stage 1 archaeological assessment of the work area.  Work programs carried out within LI Lands must be done in compliance with the Nunatsiavut Government’s Standards for Exploration in LI Lands, which were finalized in March 2007.  The Nunatsiavut Government reserves the right to develop a schedule of fees for accessing LI Lands, which may be appended to the Standards.  The Work Plan Holder must provide a financial security to cover compliance monitoring site visits, reclamation and closure costs for the rehabilitation of the work sites.  The financial security is to be refunded to the Plan Holder within 30 days of satisfactory completion of the Reclamation and Closure Plan.  The Plan Holder must also strive to maximize employment opportunities for Labrador Inuit as well as the purchase of goods and services from Labrador Inuit businesses for programs being carried out within LI Lands.  Furthermore, the Plan Holder must hold information sessions in the communities of Postville and Makkovik before the commencement of the work program, as well as during and/or following the completion of the work program.

The surface title to land and all subsurface resources in the LISA will remain with the Province.  A regional land use plan for the LISA will be drafted by December 1, 2008.  Until this time, the Province is required to consult the Nunatsiavut Government regarding exploration approval within the Settlement Area.  Portions of licences 13292M, 11648M, 11560M, and 11521M, located on the west side of the CMBNW Property are on LISA lands.  The Two Time Zone is not included within LISA.

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INNU NATION LAND CLAIMS AREA
The CMBNW Property lies wholly within the Innu Nation Land Claims Area.  This claims area overlaps portions of the LISA and LI Lands.  Negotiations between the Innu Nation and the Province are ongoing towards an eventual resolution of the Innu Nation land claims.  Until a land claims with the Innu is reached, exploration within the Innu Nation Land Claims Area that lies outside of the area covered by the LISA are subject to current Provincial regulations.  Exploration applications in this case are submitted to the Province and referred to the Innu Nation as part of a consultation process before approval is granted.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 18-3

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FIGURE 18-1   MAP OF INUIT LANDS

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 18-4

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19 ADDITIONAL REQUIREMENTS

There are no additional requirements for the CMBNW Property.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 19-1

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20 INTERPRETATION AND CONCLUSIONS

The Two Time Zone, discovered by Silver Spruce, represents a significant new discovery located within the CMB, Labrador.  The zone is characterized by wide intersections of low-grade breccia-hosted uranium mineralization within granitoid plutonic rocks of the late-Archean Kanairiktok Intrusive Suite.  These rocks were not previously known to host significant uranium mineralization.  The Two Time Zone adds to the already diverse styles of uranium mineralization found within the CMB.

Scott Wilson RPA prepared an initial Mineral Resource estimate for the Two Time Zone using drill hole data available as of February 4, 2008.  At a cut-off grade of 0.03% U3O8, Indicated Mineral Resources are estimated to total 1.82 million tonnes grading 0.058% U3O8 containing 2.33 million pounds U3O8.  Inferred Mineral Resources are estimated to total 3.16 million tonnes grading 0.053% U3O8 containing 3.73 million pounds U3O8.  The Two Time Zone remains open at depth and to the south.  There has been no additional drilling at the Two Time Zone since February, 2008, and therefore the resource estimate remains current to June 22, 2009.

Silver Spruce is in the process of regional exploration and has identified numerous additional prospects for follow-up work.  The most promising prospects identified to date occur along a six kilometre long northwest-southeast trending lineament.  Also, radiometric and geochemical anomalies identified to the north of the Kanairiktok River, have received limited to no investigation to date and will require follow up when convenient.

The Two Time Zone and most other prospects held by the Crosshair–Silver Spruce Joint Venture lie outside the LI Lands that are affected by the Nunatsiavut Government's three-year moratorium on working, production, mining and development of uranium projects.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 20-1

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21 RECOMMENDATIONS

A budget of two million dollars for drilling and related work is recommended.  Drilling should focus to expand the Two Time Zone at depth and down-plunge to the south.  Scott Wilson RPA also recommends either several surface trenches or shallow holes located up-dip from D101, D102, and D106.  The budget for the recommended program is presented in Table 20-1.

Other recommendations include:

•
Mineralogical test work should be commenced as well as metallurgical test work to establish parameters such as preliminary uranium recoveries and one or more process flowsheets.  Fully representative samples should be used for the test work.

•
The QA/QC system should be expanded to include standards, blanks, and coarse duplicates samples.  A database of QA results should also be developed and used to identify lab failures and in turn trigger re-analysis.

•
The accuracy and precision of the density measurement system be evaluated and monitored by making replicates and outside checks. Furthermore, as new zones are discovered, additional density measurements should be collected.

•
The wireframe model could be improved with a semi-quantitative metric identifying the degree of brecciation.  Some of the required information is available in logs but this data must be reviewed and edited for consistency.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 21-1

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TABLE 20-1 RECOMMENDED BUDGET
Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc. - CMBNW Property

Item	#Units	Unit	Cost per Unit ($)	Cost per Item ($)

Drilling Contract	10,000	metre	120	1,200,000
Geologists	300	days	350	105,000
Technicians	200	days	250	50,000
Routine Laboratory Analyses	3,600	samples	35	126,000
Multi-element Analyses	90	samples	30	2,700
QA/QC Samples	180	samples	35	6,300
Transportation (flights, helicopter etc.)				350,000
Camp Costs				100,000
Other Expenses				60,000
Total				2,000,000

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 21-2

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22 REFERENCES

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003:  Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. Prepared by Estimation Best Practices Committee, May 30, 2003 and adopted by CIM Council on November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005:  CIM Definition Standards for Mineral Resources and Mineral Reserves. Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council in December 11, 2005.

Cunningham-Dunlop I. and Lee C., 2008:  Technical Report an Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada , NI 43-101 Technical Report, (filed at www.sedar.com).

Emslie, R.F., 1978a: Elsonian magmatism in Labrador: age, characteristics and tectonic setting. Canadian Journal of Earth Sciences, Volume 15, pages 438-453.

Emslie, R.F., 1980: Geology and petrology of the Harp Lake Complex, central Labrador: an example of Elsonian magmatism. Geological Survey of Canada, Bulletin 293.

Ermanovics, I.F., 1979: Geology, Adlatok Bay-Florence Lake map-area, Labrador. Geological Survey of Canada, Open File 580.

Ermanovics, I.F., 1980:  Geology of the Hopedale block of Nain Province, Labrador:               Report 2, Nain-Makkovik boundary zone. In Current Research, Part B, Geological Survey of Canada, Paper 80-1B, pages 11-15.

Ermanovics, I. F., 1993: Geology of the Hopedale Block, southern Nain Province, and the adjacent Proterozoic terranes, Labrador, Newfoundland, Geological Survey of Canada, Memoir 431, 161pages.

Ermanovics, I.F., and Korstgaard, J.A., 1981: Geology of Hopedale block and adjacent area, Labrador Report3. In Current Research, Part A, Geological Survey of Canada, Paper 81-1A, pages 69-76.

Ermanovics, I.F., and Raudsepp, M., 1979a: Geology of the Hopedale Block of eastern Nain Province, Labrador. Geological Survey of Canada, Paper 79-1B, pages 341-348.

Ermanovics, I.F., and Raudesepp, M., 1979b: Adlatok Bay-Florence Lake map-area (parts of 13N/1, 2 and 13K/15). Geological Survey of Canada, Open File 580.

Evans, D., 1980:  Geology and petrochemistry of the Kitts and Michelin Uranium deposits and related prospects, Central Mineral Belt, Labrador. Unpublished Ph.D. thesis, Queen’s University, Kingston, Ontario, 311 pages.

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Fahrig, W.F., 1959: Snegamook Lake, west half. Geological Survey of Canada, Map 1079A.

Gandhi, S.S., 1978: Geological setting and genetic aspects of uranium occurrences in the Kaipokok Bay-Big river area, Labrador. Economic Geology, Volume 73, pages 1492-1522.

Giroux, Gary H., Morgan, Jeffery A., 2008: Technical Report on the Central Mineral Belt (CBM) Property. NI 43-101 Technical Report (filed at www.sedar.com)

Gower, C. F., Flanagan, M. J. Kerr, A. and Bailey, D. G., 1982:  Geology of the Kaipokok Bay-Big River Area, Central Mineral Belt, Labrador, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 82–7.

Kerr, A., 1986:  Plutonic rocks of the eastern Central Mineral Belt, Labrador: General geology and description of regional granitoid units. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1, pages 89-100.

Kerr, A., 1987:  Plutonic rocks of the eastern Central Mineral Belt, Labrador: Lithogeochemical patterns and the identification of potential specialized granitoids. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 87-1, pages 161-181.

Kerr, A., 1988:  Geochemical characteristics and mineral potential of specialized granitoid plutons in the Trans-Labrador Batholith, Eastern Labrador. In Current Research, Newfoundland Department of Mines, Mineral Development Division, Report 88-1, pages 15-36.

Kerr, A., 1989:  Early Proterozoic granitoid magmatism and crustal evolution in the Makkovik Province of Labrador:  A geochemical and isotope study. Unpublished Ph.D. thesis, Memorial University of Newfoundland, 528 pages.

Kerr, A., 1994:  Early Proterozoic magmatic suites of the eastern Central Mineral Belt (Makkovik Province), Labrador: Geology, geochemistry and mineral potential. Newfoundland Department of Mines and Energy, Geological Survey, Report 94-3, 149 pages.

Kerr, A., Krogh, T. E., Corfu, F., Scharer, U., Gandhi, S. S. and Kwok, Y. Y., 1992:  Episodic Early Proterozoic granitoid plutonism in the Makkovik Province, Labrador: U-Pb geochronological data and geological implications. Canadian Journal of Earth Sciences, Volume 29, pages1166–1179.

Kontak, D.J., 1980: Geology, geochronology and uranium mineralization in the Central Mineral Belt of Labrador, Canada. Unpublished M.Sc. Thesis, University of Alberta, Edmonton, 378 pages.

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Korstgård, J. & Ermanovics, I., 1985:  Tectonic evolution of the Hopedale Block and the adjacent Makkovik Subprovince, Labrador, Newfoundland. In Evolution of Archean Supracrustal Sequences, Geological Association of Canada, Special Paper 28, pages 223–237.

Marten, B.E., 1977: The relationship between the Aillik Group and the Hopedale Gneiss Kaipokok Bay, Labrador. Unpublished Ph.D. thesis, Memorial University of Newfoundland, 389 pages.

Marten, B.E. and Smyth, W.R., 1975:  Uranium potential of the basal unconformity of the Seal Lake Group, Labrador. In Report of Activities. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 75-1, pages 106-115.

Ross, D.A., 2008: Technical Report on the CMBNW Property, Labrador, Canada. NI 43-101 report filed on SEDAR prepared for Silver Spruce Resource and Universal Uranium Ltd.

Ryan, A. B., 1984: Regional geology of the central part of the Central Mineral Belt, Labrador. Newfoundland Department of Mines and Energy, Mineral Development Division, Memoir 3, 200 pages.

Ryan, A. B. and Kay, A., 1982:  Basment-cover relationships and plutonic rocks in the Makkovik subprovince, north of Postville, coastal Labrador. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 82–1, pages 109–121.

Ryan, A. B., Kay, A. and Ermanovics, I., 1983:  The geology of the Makkovik Subprovince between Kaipokok Bay and Bay of Islands, Labrador, Newfoundland Department of Mines and Energy, Mineral Development Division, Maps 83-38 and 83-41.

Stockwell, C.H., 1961: Structural provinces, orogenies and time-classification of rocks of the Canadian Precambrian Shield. Geological Survey of Canada, Paper 61-17, pages 108-118.

Smyth, W.R., Marten, B.E. and Ryan, A.B., 1978:  A major Aphebian-Helikian unconformity within the Central Mineral Belt of Labrador: Definition of new groups and metallogenic implications. Canadian Journal of Earth Sciences, Volume 15, pages 1954–1966.

Smyth, W.R. and Ryan, A.B., 1977:  Geological setting of the Moran Lake uranium showings, Central Mineral Belt, Labrador. In Report of Activities. Newfoundland Department of Mines and Energy, Mineral Development Division, Report 77-1, pages 57-62.

Sparkes, G.W, and Kerr, A., 2008: Diverse styles of uranium mineralization in the Central Mineral Belt of Labrador: An overview and preliminary discussion. Current

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Research (2008), Newfoundland and Labrador Department of Natural Resources Geological Survey, Report 08-1, pages 193-227.

Taylor, F.C., 1971: A revision of Precambrian structural provinces in northeastern Quebec and northern Labrador. Canadian Journal of Earth Sciences, Volume 8, pages 579-585.

Taylor, F.C., 1975: Geology of the Makkovik area. Geological Survey of Canada, Map 1444A.

Taylor, F.C., 1978: Geology of the Hopedale area, Labrador; 1:25000 scale. Geological Survey of Canada, Map 1443A.

Wardle, R.J., 2005: Uranium in Labrador. Newfoundland and Labrador Department of Natural Resources, commodity series report 5.

Wardle, R.J. and Bailey, D.G., 1981: Early Proterozoic sequences in Labrador. In Proterozoic Basins of Canada. Edited by F.H.A. Campbell. Geological Survey of Canada, Paper 81-10, pages 331-359.

Williams, F.M.G., 1967. Snegamook Lake map-area, Labrador. Geological Survey of Canada, Paper 67-1, Part A, pages 195-196.

Williams, F.M.G., 1970: Snegamook Lake (east half), Labrador. Geological Survey of Canada, Open File Report 42.

Wilton, D.H.C., 1996:  Metallogeny of the Central Mineral Belt and adjacent Archean basement, Labrador, Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey, Mineral Resource Report 8, 178 pages.

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23 SIGNATURE PAGE

This report titled “Technical Report on the CMBNW Property, Labrador, Canada” dated June 22, 2009, was prepared and signed by the following author:

”David A. Ross, M.Sc., P. Geo.”
(Signed and Sealed)

Dated at Toronto, Ontario	David A. Ross, M.Sc., P.Geo.
June 22, 2009	Senior Geologist

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24 CERTIFICATE OF QUALIFICATIONS

DAVID ROSS

I, David A. Ross, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the CMBNW Property, Labrador, Canada” prepared for Crosshair Exploration & Mining Corp. and Silver Spruce Resources Inc., dated June 22, 2009, do hereby certify that:

1.	I am a Senior Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.
I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.
I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192).  I have worked as a geologist for a total of 15 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

a.	Mineral Resource estimation and reporting on numerous mining and exploration projects around the world.
b.	Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Two Time Zone on October 9 to 12, 2007.

6.	I am responsible for overall preparation of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I authored a previous NI43-101 Technical Report on the property dated June 12, 2008.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 24-1

SCOTT WILSON RPA	www.scottwilson.com

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 22nd day of June, 2009

“David A. Ross, M.Sc., P.Geo.”
(Signed & Sealed)

David A. Ross, M.Sc., P.Geo

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 24-2

SCOTT WILSON RPA	www.scottwilson.com

25 APPENDIX 1

VARIOGRAPY RESULTS

FIGURE 25-1   DOWNHOLE VARIOGRAM

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 25-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 25-2   DOWN PLUNGE VARIOGRAM

FIGURE 25-3   ACROSS STRIKE VARIOGRAM

Crosshair Exploration & Mining Corp. - Silver Spruce Resources Inc. – CMBNW Property Technical Report NI 43-101 – Dated June 22, 2009	Page 25-2